                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2001

                          Intertape Polymer Group Inc.

           110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

             [Indicate by check mark whether the registrant files or will file annual reports under over Form 20-F or Form 40-F.

                             Form 20-F        Form 40-F    X
                                      -----              -----

                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
          thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes            No    X
                                   -----          -----

               [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-
    -----
                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

May 18, 2001                       By:  /s/ Andrew M. Archibald
                                        -------------------------------------
                                         Andrew M. Archibald C.A.
                                         Chief Financial Officer, Secretary,
                                         Treasurer, & Vice President
                                         Administration

2000

TWO THOUSAND ANNUAL REPORT

INTERTAPE
POLYMER
GROUP INC.




[INTERTAPE POLYMER GROUP(TM) LOGO]

IPG Corporate Profile

--------------------------------------------------------------------------------


         Intertape Polymer Group Inc. (IPG) is a recognized leader in the development and manufacture of specialized polyolefin plastic & paper packaging products and complementary packaging systems. Headquartered in Montreal, Quebec, the Company has strategically grown to support operations in 26 locations including 20 manufacturing facilities, with approximately 2,700 employees.

         IPG's advanced manufacturing technologies offer the flexibility to produce a wide range of products that reflect the needs of our customers. Products sold through IPG distributors include Intertape(R) brand hot-melt, acrylic and natural rubber pressure-sensitive carton sealing tapes, water-activated carton sealing tape, masking tape, cloth duct tape, HVAC tape, electrical/electronic tape, automotive high-performance and a variety of specialty tapes. Other products include Exlfilm(R) brand shrink film; StretchFlex(R) brand stretch wrap; Interpack(R) brand packaging equipment, carton sealers, case erectors, shrink packaging, ink jet printers and labeling systems. Examples of products sold directly to end users include a wide range of Nova(TM) brand woven polyolefin fabrics and Intertape(R) brand flexible intermediate bulk containers (FIBC).

     Since its inception in 1981, IPG has become a major presence in North America by focusing on large niche markets, continuing its momentum of successful rapid growth and remaining a low cost producer. With this strategy, IPGs' competitively priced products are sold to both a broad range of industrial/specialty distributors, retail stores and large end-users in diverse industries. These industries include the aeronautical, agricultural, automotive, beverage, chemical, construction, food, forest, geotextile, mining, pharmaceutical, paper, recreational, retail, sports and transportation industries.

         The Company's financial strength establishes the foundation for continued organic growth, acquisitions and new product development. These combine to form the basis for continued expansion in both current and new markets.

         Intertape Polymer Group Inc. is a publicly traded company with its common shares listed on the New York Stock Exchange and The Toronto Stock Exchange under the Stock Symbol "ITP".






[LOGO - INTERTAPE POLYMER GROUP(TM)]

                                                               Table of Contents
--------------------------------------------------------------------------------

Table of Contents

Financial Highlights ......................................................    2

2000 Share Trading Data ...................................................    3

Message to Shareholders ...................................................    4

Management's Discussion and Analysis ......................................    6

Consolidated Quarterly Statements of Earnings .............................    7

Management's Responsibility for Financial Statements ......................   18

Auditor's Report to the Shareholders ......................................   18

Consolidated Financial Statements .........................................   19

IPG Locations .............................................................   40

Other Information ...........................................  Inside back cover

Notice of Annual and Special Meeting ........................  Inside back cover


Corporate Headquarters

   110 E Montee de Liesse
   Montreal, Quebec
   Canada, H4T 1N4

   Investor Relations Tel: 866-202-4713
   Fax:   514-731-5477
   Web:   www.intertapepolymer.com
   Email: itp$info@intertapeipg.com

Safe Harbor Statement

The business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of the Company's common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report as well as other written or oral statements made from time to time by the Company or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the United States Federal Private Securities Litigation Reform Act of 1995, and it sets forth this statement and these risk factors in order to comply with such safe harbor provisions. The reader should note that the Company's forward-looking statements speak only as of the date of this Annual Report or when made and IPG undertakes no duty or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Although Management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risk, uncertainties and other factors that IPG's stockholders and prospective investors should consider include, but are not limited to, the following: the packaging industry is cyclical and is sensitive to changing economic conditions; the Company is in the midst of an industry and general economic slowdown that could materially adversely impact the Company's business; risks associated with pricing, volume and continued strength of markets where the Company's products are sold; the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipated synergies; and the effect of competition on the Company's ability to maintain margins on existing or acquired operations.



                                          [LOGO - intertape polymer group(TM)]

Financial Highlights
--------------------------------------------------------------------------------

This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations.

(In thousands of U.S. dollars except per share data, selected ratios and trading volume information.)


YEARS ENDED DECEMBER 31,                                     2000            1999            1998
                                                           --------        --------        --------
RESULTS FROM OPERATIONS                                        $               $               $
 Consolidated sales                                         653,915         569,947         378,030
 Net earnings (Cdn GAAP)                                     33,422           8,098          28,751
 Net earnings (U.S. GAAP)                                    33,422           8,098          28,751
 Cash from operations before funding of changes in
  non-cash working capital items                             57,932          36,130          57,922
                                                           --------        --------        --------

PER COMMON SHARE

 Net earnings (Cdn GAAP)                                       1.18            0.29            1.14
 Net earnings (U.S. GAAP)                                      1.18            0.29            1.14
 Cash from operations before funding of changes in
  non-cash working capital items                               2.05            1.31            2.31
 Book value after restructuring charges (Cdn GAAP)            10.98            9.97            7.71
 Book value after restructuring charges (U.S. GAAP)           10.98            9.97            7.71
                                                           --------        --------        --------

FINANCIAL POSITION

 Working capital                                              8,718          68,937         (11,313)
 Total assets (Cdn GAAP)                                    845,040         815,006         622,152
 Total assets (U.S. GAAP)                                   845,040         815,006         622,152
 Total debt                                                 286,216         338,094         211,844
 Shareholders' equity (Cdn GAAP)                            309,642         282,003         194,249
 Shareholders' equity (U.S. GAAP)                           309,642         282,003         194,249
                                                           --------        --------        --------

[LOGO - intertape polymer group(TM)]

                                                            Financial Highlights
--------------------------------------------------------------------------------


YEARS ENDED DECEMBER 31,                            2000               1999               1998
                                                 ----------         ----------         ----------
SELECTED RATIOS

 Working Capital                                        1.04               1.48               0.94
 Debt/Capital Employed (Cdn GAAP)                       0.48               0.55               0.52
 Debt/Capital Employed (U.S. GAAP)                      0.48               0.55               0.52
 Return on equity (Cdn GAAP)                            10.8%               2.9%              14.8%
 Return on equity (U.S. GAAP)                           10.8%               2.9%              14.8%
                                                  ----------         ----------         ----------

STOCK INFORMATION

 Weighted average shares o/s (Cdn GAAP)++             28,328             27,679             25,124
 Weighted average shares o/s (U.S. GAAP)++            28,328             27,679             25,124

Toronto Stock Exchange:
 Market price at year end                         $    11.00         $    40.80         $    39.00
 High: 52 weeks                                   $    41.00         $    46.30         $    39.00
 Low: 52 weeks                                    $    11.00         $    35.50         $    25.75
 Volume: 52 weeks++                                   14,053             10,611              9,361

New York Stock Exchange:
 Market price at year end in U.S. $               $     7.31         $    28.19         $    25.50
 High: 52 weeks in U.S. $                         $    28.19         $    30.94         $    25.50
 Low: 52 weeks in U.S. $                          $     7.19         $    24.06         $    16.25
 Volume: 52 weeks++                                    4,929              1,264              1,381
                                                  ----------         ----------         ----------

++ In thousands

2000 SHARE TRADING DATA
SYMBOL: ITP

TORONTO STOCK EXCHANGE
----------------------

                      HIGH          LOW          CLOSE        ADV*
                   ---------     ---------     ---------     ------
                                  Canadian $                   #
1st Quarter        $   41.00     $   15.20     $   16.30     61,637
2nd Quarter        $   28.30     $   15.80     $   25.75     47,165
3rd Quarter        $   27.00     $   20.00     $   20.00     41,873
4th Quarter        $   22.00     $   11.00     $   11.00     73,234


NEW YORK STOCK EXCHANGE
-----------------------

                      HIGH          LOW          CLOSE        ADV*
                   ---------     ---------     ---------     ------
                                    U.S. $                     #
1st Quarter**      $   28.19     $   10.63     $   11.38     23,315
2nd Quarter**      $   19.00     $   10.81     $   17.26     14,551
3rd Quarter**      $   18.00     $   13.56     $   13.56     12,463
4th Quarter**      $   14.75     $    7.19     $    7.31     28,283


AVERAGE DAILY VOLUME                     TOTAL
--------------------                    -------
1st Quarter                              84,952
2nd Quarter                              61,716
3rd Quarter                              54,336
4th Quarter                             101,517

*  Average Daily Volume
** Prior to August 16, 1999 stock was traded on the American Stock
   Exchange (AMEX).



                                            [LOGO - intertape polymer group(TM)]

Message to Shareholders
--------------------------------------------------------------------------------

Dear Shareholders,

     During the first nine months, the Company focused on the integration issues that surfaced at the end of 1999. Our priority was to validate and correct our systems. This was completed during the third quarter of 2000 and the results have put us in a position of confidence with respect to asset valuation and the ability to successfully communicate with and service our customers. As a result, the Company is returning to what it does best, expanding revenues and increasing bottom line.

     Now we can focus on our customers and implement our strategy to provide them with unique value-added programs to reduce their transaction costs as well as improve their cash flow. In doing so, we must first regain the trust of our customers and with that, we will quickly regain revenues lost during 2000. We are already seeing results during the first quarter of 2001 with 90% plus "on-time deliveries" as opposed to 40% in 2000; a dramatic improvement which we expect to continue throughout the year.

     The Company has moved ahead with providing efficiencies in the supply chain. During the latter part of the year, our B2B and EDI capabilities were perfected and tested in the market. Transaction costs for both IPG and our customers, will be significantly reduced by using these tools and we expect that most of our clients will rapidly embrace this new technology. Five Regional Distribution Centers (RDCs) will swing into full operation by June 2001. These centers are designed to at least double our customers' inventory turns of IPG products. This is a value-added feature that no one in our industry can match. We of course will benefit from lower logistics costs as well as an anticipated surge in volume.

     Along with these improvements, the Company has concentrated on the development of new distribution channels for its new as well as existing products. In support of these efforts, the assets of United Tape Company (United) were acquired in late August. United services the $500 million plus retail market and will provide substantial growth for us in the oncoming years. We have also started to leverage our manufacturing and product development expertise into the Electronic, Aerospace, HVAC and other OEM markets; all new avenues to create growth. With all of these elements in place, the sales force has returned to its traditional aggressive mode.

[UNITED LOGO]

     Our existing markets are continuing to grow, and I cannot help but be excited with our new product developments. We have an extremely strong product line, which has been augmented by these new and proprietary products that touch virtually all areas of the economy. This diversity by its nature will allow the Company to provide double-digit growth in relatively small bites... a very powerful advantage.




[LOGO - intertape polymer group(TM)]

                                                         Message to Shareholders
--------------------------------------------------------------------------------


     There are numerous examples of these new products in all areas of our business. Some of the most notable for 2000: are Exlfilmplus(TM) LTG shrink film, which revolutionized the use of light gauge shrink film; patent-pending Pallet-Free(TM) FIBCs which now provide a replacement for expensive corrugated bulk boxes; and patent-pending Nova-Stat(TM) static dissipative fabric which is used in FIBCs and other applications where there is a risk of explosion due to static discharge. Additionally, we introduced PG-511 a NEW paper masking tape combines the high performance of natural rubber adhesive with a value price.

     The tools to manage our business are now in place. Performance in all areas can be measured and acted on. Our focus is now growth. We will continue to realize the potential of new markets, introduce innovative products, expand and improve both manufacturing and distribution, and develop stronger customer relationships...all avenues for continued growth.

     Finally, the employees in every sector of our business met the challenges presented to them during the year and their dedication enabled us to quickly correct the deficiencies that hindered IPG during the integration of our acquisitions and systems. My thanks to them.


/s/ Melbourne F. Yull


Melbourne F. Yull
Chairman & Chief Executive Officer
May 19, 2001




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                                       5

Management's Discussion and Analysis
--------------------------------------------------------------------------------

OVERVIEW

1999

On March 28, 2000, the fourth quarter and annual financial results for 1999 were released and detailed that 1999 earnings had been negatively impacted by issues related to the total integration of the new enterprise-wide resource planning system, the reorganization of customer service, and issues related to integration, transition and non-recurring charges. During 1999, the Company consolidated four separate non-year 2000 (Y2K) compliant legacy systems inherited with the acquisitions of Tape, Inc., American Tape Co. (ATC or American Tape), Anchor Continental, Inc. (Anchor) and Rexford Paper Company (Rexford), as well as an older in-house system. This complex systems integration contributed to significant inaccuracies in unit-of-measure and pricing history files, order fulfillment and tracking routines. The reorganization of customer service was completed during the fourth quarter of 1999, and should have been positive for the Company's customers as procedures were installed to facilitate a "one order for all products" process. However, complications with the new phone systems combined with the aforementioned Management Information Systems
(MIS) issues, caused order placement obstacles for customers resulting in a slow-down in orders during December of 1999 which impacted results for 1999 and 2000. Unit-of-measure and pricing inaccuracies resulted in improper inventory valuations and levels.

Furthermore, the Company also detailed the effect on 1999 earnings of higher than anticipated costs which were incurred due to extended lead times to acquire equipment to automate and reduce waste in certain operations. The costs of rationalizing plants, products and brands were higher than expected due to manufacturing process changes and increased R&D expenditures. Finally, the acquisition of Central Products Company (CPC or Central Products) postponed the Company's fourth quarter 1999 plans to eliminate duplicate warehouses until a full assessment of plant rationalization and markets was completed. These factors resulted in an unusual charge against cost of sales.

An evaluation was carried out to assess the value of the account receivables and inventories due to the effect of both pricing and unit-of-measure issues. This resulted in an increase in the reserve for doubtful accounts and inventory. In addition, during the last three fiscal years, IPG had actively pursued and acquired suitable companies in line with its strategy to maintain a leading position in the packaging industry. The costs related to certain acquisitions that had been previously pursued and abandoned during the fourth quarter; as well as the finalization of the costs incurred to relocate key Management to IPG's corporate office in Sarasota, Florida resulted in a non-recurring charge.

2000

During the third quarter of 2000, the last of the problems set forth above that impacted 1999 earnings were overcome. During the fourth quarter of 2000 a review was conducted of receivable and inventory balances and a further charge to earnings of $9.5 million was recorded. Management believes that the identified problems related to both integration and systems difficulties have been resolved and that these charges reflect the financial impact of these issues. The Company recently integrated the operations of Spinnaker Electrical Tape Company (SETco) and Central Products and does not anticipate significant further difficulties with respect to systems integration.

At various sections of the following, the discussion takes into account the 1999 and 2000 non-recurring charges. These sections have been clearly noted as including non-recurring charges.




[LOGO - intertape polymer group(TM)]

                                   Consolidated Quarterly Statements of Earnings
--------------------------------------------------------------------------------
                        (In thousands of U.S. dollars, except per share amounts)


                                  1ST QUARTER               2ND QUARTER               3RD QUARTER               4TH QUARTER
                           -------------------------  ------------------------  ------------------------  -------------------------
                                2000          1999        2000         1999         2000         1999         2000         1999
                           -----------   -----------  -----------  -----------  -----------  -----------  -----------   -----------
                                 $             $            $            $            $            $            $            $
SALES                          169,358       121,471      167,231      133,234      166,356      161,470      150,970       153,772
Cost of sales                  131,117        86,593      126,513       96,711      121,612      118,893      121,305       143,125
                           -----------   -----------  -----------  -----------  -----------  -----------  -----------   -----------
GROSS PROFIT                    38,241        34,878       40,718       36,523       44,744       42,577       29,665        10,647
                           -----------   -----------  -----------  -----------  -----------  -----------  -----------   -----------
Selling, general and
 administrative expenses        20,032        16,098       17,891       15,959       21,306       19,918       23,863        33,355
Amortization of goodwill         1,550         1,224        1,522        1,256        1,663        1,436        1,805         1,535
Research and development         1,325           813        1,409          766        1,073        1,003        1,302         1,319
Financial expenses               5,995         5,249        6,652        4,901        7,345        5,806        7,213         6,193
Gain on sale of interest
 in joint venture               (5,500)         --           --           --           --           --           --            --
                           -----------   -----------  -----------  -----------  -----------  -----------  -----------   -----------
                                23,402        23,384       27,474       22,882       31,387       28,163       34,183        42,402
                           -----------   -----------  -----------  -----------  -----------  -----------  -----------   -----------

Earnings (losses) before
  income taxes                  14,839        11,494       13,244       13,641       13,357       14,414       (4,518)      (31,755)
Income taxes (recovery)          4,155         3,333        3,707        3,957        3,741        4,180       (8,103)      (11,774)
                           -----------   -----------  -----------  -----------  -----------  -----------  -----------   -----------

NET EARNINGS (LOSSES)           10,684         8,161        9,537        9,684        9,616       10,234        3,585       (19,981)
                           ===========   ===========  ===========  ===========  ===========  ===========  ===========   ===========


EARNINGS (LOSS) PER SHARE

Cdn GAAP - Basic - US $           0.38          0.32         0.34         0.34         0.34         0.36         0.13         (0.71)
Cdn GAAP - Diluted - US $         0.37          0.30         0.33         0.34         0.33         0.35         0.13         (0.71)
U.S. GAAP - Basic - US $          0.38          0.32         0.34         0.34         0.34         0.36         0.13         (0.71)
U.S. GAAP - Diluted - US $        0.37          0.30         0.33         0.34         0.33         0.35         0.13         (0.71)
                           ===========   ===========  ===========  ===========  ===========  ===========  ===========   ===========


AVERAGE NUMBER OF
SHARES OUTSTANDING

Cdn GAAP - Basic            28,300,781    25,836,000   28,297,621   28,296,915   28,342,803   28,531,518   28,380,530    28,356,241
Cdn GAAP - Diluted          28,879,770    26,769,000   28,716,590   29,262,328   28,763,582   29,560,516   28,565,564    28,320,327
U.S. GAAP - Basic           28,300,781    25,836,000   28,297,621   28,296,915   28,342,803   28,531,518   28,380,530    28,356,241
U.S. GAAP - Diluted         28,879,770    26,769,000   28,716,590   29,262,328   28,763,582   29,560,516   28,565,564    28,320,327
                           ===========   ===========  ===========  ===========  ===========  ===========  ===========   ===========

Note: In the 4th quarter of 2000, Canadian GAAP adopted the US GAAP definition of the diluted earnings per share retroactively.



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                                       7

Management's Discussion and Analysis
--------------------------------------------------------------------------------

SALES
In Millions of U.S. Dollars

[Bar Graph]

REVIEW OF OPERATIONS

SALES

Intertape Polymer Group's consolidated sales increased by 14.73% to $653.9 million for the year 2000; and by 51.0% to $570.0 million for the year 1999 from $378.0 for 1998. All sales continue to be derived from packaging products made from various combinations of resins and papers which are then converted into high quality, value-added products. The Company is managed based on all products being within one operational segment. Products are made from somewhat the same extrusion processes and differ to some degree only in the final stages of manufacturing. Furthermore, most of the Company's products, while brought into the market through varying sales methods and channels bear the same economic characteristics in all respects. The two basic methods of bringing products to market are either through distributors or by selling directly to end-users. In both cases, the Company's highly trained sales force works closely with either the sales forces of the distributors or directly with the distributor's customer; or with the end-user customer.

Examples of products sold through distributors are Intertape(R) brand pressure-sensitive carton sealing tapes which include both hot-melt (introduced in 1981) and acrylic (1995); water-activated carton sealing tape (1996); masking tapes (1997); duct tapes (1998) Exlfilm(R) brand shrink wrap (1992); and StretchFlex(R) brand stretch wrap (1996). Examples of products sold directly to end-users include a wide range of Nova-Thene(R) brand woven polyolefin products
(1989); Intertape(R) brand flexible intermediate bulk containers (FIBC) (1994).

The following are the highlights of factors that contributed to changes in sales volume during 2000.

 o In almost all of the major product lines, selling prices generally started to fall during 1996; and this trend continued through 2000. These changes in unit selling prices are mostly in relation to raw material resin prices, which cycled with a downward trend beginning in 1995 continuing thru 2000. Consequently, increases in sales resulting from increases in unit volume were lessened in dollars by falling unit-selling prices.

 o Acquisitions continue to play an important role as the Company broadens its range of products. During 2000 IPG acquired the assets of United Tape Company (UTC); a company devoted to sales of various packaging products to large retail chains. Approximately $22.0 million of sales were derived from this acquisition since its acquisition effective September 1, 2000. At the same time, UTC ceased to be a customer of IPG and after September 1, 2000, revenue no longer includes IPG sales to UTC. During 1999, IPG acquired CPC, which contributed $55.5 million to the Company's revenues in that year. Revenues recorded during 1998 from the acquisitions of Anchor (September
    1998) and Rexford (October 1998) as well as those derived from the acquisition of ATC, which was completed during the last days of 1997, were $147.1 million.

 o A limited number of new products were introduced by the Company in the period 1998 to 2000 other than those derived from acquisitions.

Despite the fact that the North American economy started to slow down during the latter stages of the 3rd quarter of 2000 and has remained slow in so far as the packaging industry is concerned, Management is anticipating further increases in revenue during 2001 partially as a result of the following factors:

 o Intertape Polymer Group is continuing to increase its manufacturing capacities. The Company's new facility located in Tremonton, Utah is to be further expanded during 2001. Various additional capacities were installed in a number of facilities during the 2000 year as well



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                                       8

                                            Management's Discussion and Analysis
--------------------------------------------------------------------------------


    as the completion of the addition of a multi-layer coater in the Truro, Nova Scotia facility which was begun during 1999. The continuation of the integration of the previously acquired facilities in Columbia, South Carolina and Richmond, Kentucky within the Company's other tape plants will continue to provide further capacity for various products. In order to keep pace with FIBC's long-term demand, IPG continues to further expand in Mexico to gain the anticipated capacity requirements. Finally, the Company's continuous programs to reduce waste and increase running speeds which should provide additional throughput.

 o The Company had enjoyed unit growth in substantially all product lines under various economic conditions throughout its history. As a result of the recent economic slowdown, there were some declines in unit growth within the product mix components which are commodity products. Management believes that unit growth should resume during the latter half of 2001.

 o Importers continue to take advantage of revaluations in their home currencies that have the effect of lowering prices in selected North American geographical areas. In addition, the continuing strength of the US dollar vs other currencies has negatively impacted export markets during 2000. Management does not anticipate that this situation will reverse until the home currencies of these importers begin to strengthen against the U.S. dollar.

GROSS PROFIT AND GROSS MARGIN

The Company's gross profit excluding non-recurring amounts increased 13.1% to $162.9 million in 2000; and 35.8% to $144.1 million for 1999; and 68.4% to
$106.1 million for 1998. As a percentage of sales, gross margins excluding non-recurring amounts for 1999 and 2000 decreased to 24.9% for 2000, and to 25.3% for 1999, and had increased to 28.1% for 1998 from 27.7% for 1997.

For the year 2000, the following are highlights of contributing factors which lead to lower gross margins:

 o An important factor is the effect of the economy on the Company's commodity products. These products are subject to market driven pricing pressures. During 2000, as the economy slowed, pricing declined to some degree. In addition, the economy impacted the costs of resins which declined during the year. As commodity products sales prices bear a relationship to raw material costs, this had an additional negative effect on IPG's selling prices.

 o Certain of IPG's products are experiencing below normal margins and recent acquisitions have added lower margin lines to our product mix. Most notably, Stretch wrap continues to suffer from the impact of over supply and margins remain very low throughout the industry. Water-activated tapes are also a low margin product as this is a niche product with limited growth opportunities. With the acquisition of UTC, the Company took on a retail product line with margins that are lower than our historic base.

 o Gross profits were negatively impacted by further charges of a net amount of $9.5 million which were recorded during the fourth quarter of 2000. This is made up of additional account receivable and inventory reserves of $15.0 million less the impact of the reversal against earnings of $5.5 million of provisions which had been established in prior years related to environmental, transfer pricing and employee related benefits. During the year ended December 2000, the Company completed its review of these provisions and decided to reduce them to more appropriate levels based on third party studies. As the Company has made a series of acquisitions over the past few years, Management contracted with a third party consultant to have an extensive review conducted of its major manufacturing equipment. Their report supported the decision to standardize the useful lives of major equipment to twenty years.


GROSS PROFIT
In Millions of U.S. Dollars

[Bar Graph]

'99 and '00 numbers have been adjusted. See note in MD&A.


GROSS MARGIN
As a % of Sales

[Bar Graph]

'99 and '00 numbers have been adjusted. See note in MD&A.



                                            [LOGO - intertape polymer group(TM)]

Management's Discussion and Analysis
--------------------------------------------------------------------------------

GROSS PROFIT AND GROSS MARGIN (Continued)

    Previously, equipment had been depreciated from twelve to twenty years.

For the year 1999, the following are highlights of contributing factors which lead to lower gross margins:

 o Sales were impacted during December 1999 due to the Company's customers inability to place orders and receive their product on time. The result was a shortfall in revenues of $17.0 million. Based on historical raw material content expressed as a percentage of sales, Management estimates that the Company lost $8.5 million in contribution to labor and overhead costs. As this shortfall happened quickly, this lost contribution generated lost gross profits of the same amount.

 o Unit-of-measure computer errors and incorrect information in the selling price computer files, resulted in a combination of shipping inaccuracies and a build up of finished goods inventory. After an extensive review of both the Company's shipping records and the year end inventory position, the Company recorded an unusual and non-recurring charge in the cost of sales of approximately $9.7 million to reflect the combined impact of these factors.

 o During 1999, the Company incurred unusual costs of approximately $9.8 million related to the integration of recently acquired businesses, principally Anchor's facility in Columbia, South Carolina. These integration difficulties at that location resulted in additional costs that were borne by other IPG facilities. Examples of the costs related directly to the Columbia facility are poor maintenance practices, which led to equipment breakdown, excessive labor charges and low productivity, all as a result of past management practices. The Anchor facility integration difficulties impacted costs in other IPG facilities because of excess freight, overtime and incremental manufacturing charges incurred to accommodate manufacturing of products, which were previously made in the Anchor facility.

 o Circumstances within several product lines resulted in margins below the Company's targeted levels. Specifically, margins for StretchFlex(R) stretch wrap were and are currently lower than the Company's overall margins due to over-capacity in the market, leading to lower unit selling prices. This situation became even more critical during the fourth quarter of 1999 when market conditions resulted in a decline in selling prices even as raw material costs increased. The effect on gross profit for the fourth quarter of 1999 was approximately $3.0 million.

The combined effect of the above was that gross profits were negatively impacted by approximately $31.0 million for 1999 and $9.5 million for 2000. Had these factors not occurred, gross profits for 2000 would have been $162.9 million instead of $153.4 million; and would have been $144.1 million instead of $124.6 million for 1999. Gross margins would have been 24.9% instead of 23.4% for 2000; and 25.3% instead of 21.9% for 1999.

Based on information available to Management at the current time, we anticipate that the trend of increasing gross profits for 2001 will continue and that gross margins should begin to recover during the latter half of 2001 due to:

 o The Company's sales have continued to be impacted by the slow economy. At this time, we anticipate that both unit volume and pricing should start to increase as the economy recovers.

 o Except for continuing difficulties at the Columbia facility, Management believes that the underlying causes of the various unusual and non-recurring charges against cost of sales in 1999 and 2000 have been corrected and should not reoccur during 2001.



                                            [LOGO - intertape polymer group(TM)]

                                            Management's Discussion and Analysis
--------------------------------------------------------------------------------


 o The Company has begun to implement its supply chain strategy, which should result in logistic savings gained by way of the introduction of Regional Distribution Centers (RDC). The first such RDC was opened during the last quarter of 2000 and is generating cost reductions in freight costs. The remaining four (4) RDC's are scheduled to be operational during the second quarter of 2001. The Company anticipates the RDC's will result in lower freight costs, and will increase efficiencies through complete and on-time delivery of products to our customers.

 o The impact of expanded plant outputs should continue during 2001 as further efficiency measures are implemented.

 o New equipment installed during 2000 should have a positive effect on gross profits for 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative (SG&A) expenses increased $9.4 million to $83.1 million for 2000 from $73.7 million excluding non-recurring items for 1999; and increased $26.9 million to $73.7 million from $46.8 million for 1998. As a percentage of sales, these expenses were 12.7% for 2000, 12.9% for 1999 excluding the non-recurring items and 12.4% for 1998. These increases occurred primarily for the following reasons:

THE YEAR 2000 RESULTS:

 o SG&A costs increased as a result of the acquisitions of UTC during 2000 and CPC during 1999. In both cases, the Company did not obtain the anticipated synergies due to the decision not to integrate these operations' systems until IPG's MIS systems stabilized. CPC was integrated during April 2001 and UTC will not be scheduled for integration before the fourth quarter of 2001.

 o The majority of sales costs are not driven by either sales volume or pricing.

THE YEAR 1999 RESULTS:

In order to fully understand the 1999 results and comparisons to prior year, both sales and the SG&A costs should take into account the following non-recurring items:

 o Reported sales for 1999 should take into account the previously discussed drop in volume during December 1999 in the amount of approximately $17.0 million as SG&A costs did not proportionally decrease as a result of this rapid decline.

 o There are several unusual non-recurring charges included in SG&A costs in the amount of $8.5 million which are a direct result of the MIS difficulties. This primarily relates to the increase in the allowance for doubtful accounts.

 o Finally, $3.1 million of further non-recurring costs related to several abandoned acquisitions and the final costs of relocating more than 25 key managers to the Company's new corporate office in Sarasota, Florida.

When these factors are taken into account, the comparisons are as follows:

 o Increase in SG&A costs year-over-year for 1999 and 1998 are 57.7% and 71.4%. These increases are directly related to acquisitions.



SELLING, GENERAL AND ADMINISTRATIVE
In Millions of U.S. Dollars

[Bar Graph]

The '99 number has been adjusted. See note in MD&A.


SELLING, GENERAL AND ADMINISTRATIVE
As a %of Sales

[Bar Graph]

The '99 number has been adjusted. See note in MD&A.




                                           [LOGO - intertape polymer group(TM)]

Management's Discussion and Analysis
--------------------------------------------------------------------------------


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (Continued)

o More importantly, SG&A costs for 1999 would have been $73.7 million and as a percent of sales would have been 12.9% for 1999.

Over the past 3 years, these costs have been increasing as a percentage of sales as the Company expanded through acquisitions. The Company did not attain its expected synergies from its acquisitions as a result of the MIS difficulties during 1999 and 2000.


RESEARCH AND DEVELOPMENT

Research and Development (R&D) remains an extremely important function within the Company. Taken as a percentage of sales, R&D is 0.8% for the year 2000 compared to 0.7% for 1999 and 0.8% for 1998. R&D is focused on new products, new technology developments and new product processes. While there have been new products introduced in prior years, Management believes that fiscal 2001 will start to see a steady rollout of significant new products into the Company's markets.


OPERATING PROFIT

When adjusted for all of the above highlighted effects on revenue, cost of sales and SG&A costs as a result of the MIS and plant integration difficulties for the year 1999 and 2000, the operating profits are $79.8 million for 2000 (12.2%); $70.4 million (12.4%) for 1999, $59.3 million (15.7%) for 1998 respectively. The recent decline in operating margins is as a result of several factors. Acquisitions consummated in 1998, 1999 and 2000 have brought into the Company more products, which currently have gross margins below the Company's historic levels.

Stretch-Flex(R) stretch wrap margins are under intense pressure as a result of market conditions. MIS difficulties made certain synergistic cost reductions unattainable during both 1999 and 2000. Ongoing plant integration difficulties have depressed both gross margins and operating margins for both during 1999 and 2000.

Management anticipates that operating margins will expand when the 2001 synergistic cost reductions are attained, as the RDC strategy begins to reduce logistic costs, and the effects of plant integration efforts are achieved.


INCOME TAX

The Company's statutory income tax rate was approximately 43.0% the period from 1998 to 2000. Except for the impact of certain items for tax purposes discussed below, the amortization of that part of the goodwill which is non-deductible for income tax purposes, will result in the Company's effective income tax rate exceeding its statutory tax rate. The Company's effective tax rate was impacted by two material events during the years commencing with 1998. First, the Company's foreign based income is taxed at rates which are significantly lower than the rates that would have applied on the income had it been earned in Canada. Second, the Company entered into a series of transactions that resulted in permanent differences greater than prior years. It is expected that the effective tax rate for 2001 should stabilize between 23-28%. This rate depends somewhat on both there being no significant changes increases in corporate income tax rates for fiscal 2001 in Canada, the United States of America or Portugal; and that pre-tax income be at least $50.0 million. If pre-tax accounting income is less than $50.0 million, this will have the effect of reducing the effective tax rate lower than the expected percent.


RESEARCH & DEVELOPMENT
In Millions of U.S. Dollars

[BAR GRAPH]

OPERATING PROFIT
In Millions of U.S. Dollars

[BAR GRAPH]

`99 and `00 numbers have been adjusted. See note in MD&A.


OPERATING PROFIT
As a % of Sales

[BAR GRAPH]

`99 and `00 numbers have been adjusted. See note in MD&A.

[LOGO - intertape polymer group(TM)]

                                            Management's Discussion and Analysis
--------------------------------------------------------------------------------


NET EARNINGS - CANADIAN AND U.S. GAAP

During 1997, the Company recorded a charge against earnings for a restructuring of certain operations. Generally Accepted Accounting Principles (GAAP) in Canada permits the disclosure of a subtotal representing "earnings before restructuring charges and income taxes". US GAAP does not permit the presentation of this subtotal. Consequently, net earnings under both Canadian and US GAAP was $8.1 million for 1999 as compared to $28.8 million for 1998.

For purposes of the ten year graphical presentation, 1997 net earnings are based on the earnings that would have been recorded as if the restructuring had not taken place; 1999 net earnings are being presented before the above highlighted negative effects on revenue, cost of sales and SG&A as a result of the MIS and plant integration difficulties; and 2000 earnings are being presented before the final effect on cost of goods sold. IPG's net earnings adjusted as per the above for the years 2000, 1999 and 1998 would have been $42.9 million, $39.2 million, and $28.8 million respectively. As a percentage of sales adjusted net earnings are 6.6% for 2000, 6.9% for 1999, and 7.6% for 1998.

Canadian GAAP net earnings conform in all material respects to amounts that would have to be reported if the financial statements would have been prepared under U.S. GAAP.


EARNINGS PER SHARE - CANADIAN AND U.S. GAAP

CANADIAN GAAP
As noted previously, Canadian GAAP and U.S. GAAP differ in the presentation of the restructuring charges taken against earnings during 1997. Neither allows for the presentation of earnings per share (EPS) before the effect of restructuring charges. Consequently, for purposes of the ten year graphical presentation, the 1997 charge against earnings which reduced EPS by $0.49 are included in all computations of EPS for 1997.

Adjusted basic EPS increased 6.5% to $1.48 for 2000 from $1.39 in 1999; and increased 21.9% to $1.14 for 1998. The weighted average number of common shares outstanding for the purpose of the basic EPS calculation was 28.3 million shares for 2000, 27.7 million shares for 1999, and 25.1 million shares for 1998.

U.S. GAAP
Commencing in 1997, basic EPS under U.S. GAAP is calculated in a manner consistent with Canadian GAAP. In the 4th quarter of 2000, Canadian GAAP adopted the US GAAP definition of diluted earnings per share retroactively.

INCOME TAXES
Effective Income Tax Rates

[BAR GRAPH]

NET EARNINGS - CDN GAAP
In Millions of U.S. Dollars

[BAR GRAPH]

`97, `99 and `00 numbers have been adjusted. See note in MD&A.


EPS - BASIC CDN GAAP
U.S. Dollars Per Share

[BAR GRAPH]

`97, `99 and `00 numbers have been adjusted. See note in MD&A.


                                         [LOGO - intertape polymer group(TM)]

Management's Discussion and Analysis
--------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

CHANGES IN CASH FLOW
Cash flow from operations increased by $21.8 million to $57.9 million for 2000, and decreased $21.8 million in 1999 from $57.9 million in 1998. Of this amount, $17.9 million was used to support working capital during 2000; $10.4 million was added from the decrease in non-cash working capital items.

The balance of $40.0 million in 2000 was augmented by $17.2 million through an increase in bank indebtedness of $26.5 million less $2.2 million, $4.2 million and $3.0 million used to repay long-term debt, purchase common shares for cancellation and payment of the 2000 dividend respectively. These combined sources of funds from operations and bank financing activities were used to acquire certain assets of UTC in the amount of $28.2 million; increase in fixed assets and construction in progress in the amount of $48.1 million; less the impact of the sale of certain fixed assets of $4.2 million and increases in other assets and deferred charges.

The balance of $46.5 million in 1999 was augmented by an increase in long-term debt of $187.0 million, $76.9 million from the issue of common shares in March 1999, and $1.7 million by way of the exercise of stock options. This was then reduced by $60.8 million for the repayment of long-term debts, $2.5 million for the purchase of shares for cancellation under a Normal Course Issuer Bid, $3.0 million for the payment of dividends, and by $68.8 million for the reimbursement of bank indebtedness. These funds totalling $177.0 million were used to invest in capital and other assets in the amount of $67.7 million and the acquisition of CPC of $108.1 million.


CREDIT FACILITIES

The Company has various credit facilities, most of which expired during 2000 and have been extended until June 30th, 2001. Of the amount outstanding as at December 2000, $120.0 million were loans related to the acquisition of UTC and CPC. The Company has negotiated and accepted a term sheet with its two largest bank lenders. Currently, both IPG and these major lenders are conducting negotiations with several additional Canadian Financial Institutions with a view to syndicate a $175.0 million facility to replace the current facilities. It is anticipated that the final financing package will comprise a $50.0 million revolving facility, a $25.0 million one year term facility, and a 5 year $100.0 million term facility which will require eight semi-annual capital repayments of $12.5 million commencing eighteen months after closing, Closing is anticipated to be late June, 2001.


LONG-TERM DEBT

During 1999, the Company successfully completed a Series A and B Notes Offering of $137.0 million of Senior Unsecured U.S. dollar Notes bearing interest at the rate of 7.78%, interest payable semi-annually, $25.0 million principle maturing November 2005 and the balance on May 2009. The proceeds were used primarily to repay some bank debt incurred during 1999 for part of the acquisition of Central Products and to repay the balance of bank debt incurred during 1998 for part of the purchase of Anchor.

During 1998, the Company successfully completed a U.S. Offering of $137.0 million of Senior Unsecured U.S. dollar Notes bearing interest at the rate of 6.82%, interest payable semi-annually, principle maturing March 31st, 2008. The proceeds were used primarily to repay the bank debt $114.0 million incurred during 1997 in relation to the acquisition of American Tape.

CASH FLOW
In Millions of U.S. Dollars

[BAR GRAPH]

CASH FLOW FROM OPERATIONS BEFORE FUNDING NON-CASH WORKING CAPITAL ITEMS


CASH FLOW
In Millions of U.S. Dollars

[BAR GRAPH]

CASH FLOW FROM OPERATIONS AFTER FUNDING NON-CASH WORKING CAPITAL ITEMS


BANK INDEBTEDNESS
In Millions of U.S. Dollars

[BAR GRAPH]

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                                       14

                                            Management's Discussion and Analysis
--------------------------------------------------------------------------------


CAPITAL STOCK

From time to time, various employees exercised stock options which contributed $0.2 million, $1.7 million and $1.2 million during 2000, 1999 and 1998 respectively.

As part of the financing of the purchase of certain assets of UTC during the third quarter of 2000, $4.0 million worth of shares were issued from treasury at a per share price of $15.9625.

During the first quarter of 1999, the Company issued 3,000,000 additional common shares at a price of CDN $40.25 per share (US $25.63 per share after issue costs) for a total cash infusion of US $76.9 million after issue costs. Proceeds were used to repay short-term and long-term debts.

During 1999, the Company announced that it had registered a Normal Course Issuer Bid in Canada. During December 1999, 100,000 shares were purchased for cancellation, which resulted in a reduction of $2.5 million in the stated value of the Company's issued common shares. During the fourth quarter of 2000, the Normal Course Issuer Bid was extended for another year. During 2000, 353,200 shares were purchased for cancellation which resulted in a reduction of $2.4 million in the stated value on the Company's issued common shares.

As part of the purchase price for the acquisition of Central Products, the Company issued 300,000 share purchase warrants. These warrants expire on August 9, 2004 and permit the holder to purchase common shares of the Company at a price of $29.50 per share.


CAPITAL EXPENDITURES

Total capital expenditures for 2000 were $48.1 million; and for 1999 were $57.2 million. There were a number of major projects either ongoing or completed during this period.

o The expansion of our Truro, Nova Scotia plant began in 1999 and was completed in 2000. This expansion added much needed capacity for production of both traditional and new woven products such as vinyl replacement products. As well, new printing capacity for woven products was brought in line in 2000.

o The installation of a 6th BOPP extrusion line was commercialized at the Company's Danville, Virginia facility. This enabled the Company to be completely self-sufficient in the production of film for pressure sensitive tapes for both hot-melt and acrylic based adhesives tapes.

o The Virginia plant also saw the addition of a 7th cast line for the production of Stretch Films to bring the Company's capacity in this product line to more 100 million pounds.

o The Company added irradiated film capacity for the production of a new type of Shrink Film in its Tremonton, Utah facility. This is a new process which broadens the markets for this film into areas that were previously supplied solely by PVC manufacturers. PVC type films represent 60% of the Shrink Film market.

o Other expenditures were made in order to lower manufacturing costs and improve output of tape production facilities in Columbia, South Carolina, Marysville, Michigan and Richmond, Kentucky, primarily in the areas of finishing and packaging.


BANK INDEBTEDNESS PRO FORMA FOR NEW FINANCING
In Millions of U.S. Dollars

[BAR GRAPH]

LONG-TERM DEBT
In Millions of U.S. Dollars

[BAR GRAPH]

LONG-TERM DEBT PRO FORMA FOR NEW FINANCING
In Millions of U.S. Dollars

[BAR GRAPH]


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                                       15

Management's Discussion and Analysis
--------------------------------------------------------------------------------


CAPITAL EXPENDITURES (Continued)

o Expenditures in the MIS area continued in 2000 as the Company completed the migration of most of its systems onto a new enterprise platform, which is essential to the "Basket-of-Products" programs. As well, the Company continued with the role- out of Warehouse Management Systems (WMS). All major manufacturing locations and RDC's will have a WMS by the end of 2001. During 2000, the Company also started to bring the entire payroll function in house.


BUSINESS ACQUISITIONS

2000
On September 1st, 2000, the Company completed the acquisition of UTC. With this acquisition IPG established a presence in the retail market for North America. Prior to the acquisition, IPG was involved to a lesser degree in this channel of distribution. The UTC acquisition has accelerated the development of this important channel. Effective September 1, 2000, the Company acquired certain assets of Olympian Tape Sales, Inc. d/b/a United Tape Company ("UTC"). UTC was a manufacturer and distributor of certain packaging products into the retail market. UTC was a long-term customer of one particular product line of IPG.

The purchase price was paid for in both cash in the amount of $28.2 million and $4.0 million worth of common shares of Intertape stock from treasury.

The preliminary purchase price allocation, which includes approximately $20.4 million allocated to goodwill, was based upon available information and preliminary appraisals and is subject to revision as more facts become known. Goodwill from the acquisition is being amortized over a twenty-year period.

1999
On July 30 and August 9, 1999, respectively, the Company acquired from Spinnaker Industries, Inc. (Amex: SKK) substantially all the assets of SETco and all of the outstanding shares of Central Products Company, manufacturers of pressure-sensitive, water-activated and electrical tapes. The total cash consideration and estimated transactions costs for these acquisitions were approximately $108.1 million. In addition, the Company issued 300,000 share purchase warrants valued at $3.2 million to the seller of these companies. Preliminary purchase price allocations reflect approximately $48.5 million of goodwill, which is amortized over a forty-year period.


CAPITAL STOCK
In Millions of U.S. Dollars

[BAR GRAPH]

CAPITAL EXPENDITURES
In Millions of U.S. Dollars

[BAR GRAPH]

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                                       16

                                            Management's Discussion and Analysis
--------------------------------------------------------------------------------


1998
On September 23 and October 7th, 1998 respectively, the Company purchased 100% of the outstanding shares of Anchor, a manufacturer of pressure-sensitive tapes including both duct and masking tapes and substantially all the operating assets of Rexford paper, which is a Wisconsin redistributor of a variety of pressure-sensitive tapes as well as a manufacturer of water-activated tapes. The total cash consideration and estimated transaction costs for these acquisitions were approximately $113.2 million.


BOOK VALUE PER SHARE

The unadjusted book value per share for the years ended 2000, 1999, and 1998 are $10.98, $9.97 and $7.71 respectively.


DIVIDEND ON COMMON SHARES

On May 15 2000, the Company declared an annual dividend of $0.106 per share (CDN $0.16) to shareholders of record on May 30, 2000. The dividend was paid on June 8, 2000 and amounted to approximately $3.0 million.

On March 9, 1999, the Company declared an annual dividend of $0.106 per share (CDN $0.16) to shareholders of record on March 19, 1999. The dividend was paid on April 5, 1999 and amounted to approximately $3.0 million.

On March 10, 1998, the Company declared an annual dividend of $0.092 per share (CDN $0.13) to shareholders of record on March 20, 1998. The dividend was paid on March 31, 1998 and amounted to approximately $2.1 million.


BOOK VALUE PER SHARE
U.S. Dollars Per Share

[BAR GRAPH]
`97 and `99 numbers have been adjusted. See note in MD&A.


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                                       17

To the Shareholders of Intertape Polymer Group Inc.
--------------------------------------------------------------------------------


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements of Intertape Polymer Group Inc. and the other financial information included in this annual report are the responsibility of the Company's Management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and include some amounts that are based on Management's best estimates and judgements. The selection of accounting principles and methods is Management's responsibility.

The Company maintains internal control systems designed to ensure that the financial information produced is relevant and reliable.

Management recognizes its responsibility for conducting the Company's affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the financial statements and other financial information to the audit committee, the majority of whom are non-management directors.

The audit committee's role is to examine the financial statements and annual report and recommend that the Board of Directors approve them, to examine the internal control and information protection systems and all other matters relating to the Company's accounting and finances. In order to do so, the audit committee meets periodically with the external auditors, to review their audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company's external auditors, Raymond Chabot Grant Thornton, appointed by the shareholders at the Annual and Special Meeting, have audited the Company's financial statements and their report indicating the scope of their audit and their opinion on the financial statements follows.

Sarasota, Florida and Montreal, Canada March 19, 2001


/s/ Melbourne F. Yull                   /s/ Andrew M. Archibald, C.A.
------------------------------------    ----------------------------------------
Melbourne F. Yull                       Andrew M. Archibald, C.A.
Chairman and Chief Executive Officer    Chief Financial Officer, Secretary,
                                        Treasurer, Vice President Administration


AUDITOR'S REPORT

We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 2000 and 1999 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.


/s/ Raymond Chabot Grant Thornton
------------------------------------------
General Partnership, Chartered Accountants
Montreal, Canada
March 19, 2001


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                                       18

                                     Consolidated Earnings and Retained Earnings
--------------------------------------------------------------------------------


CONSOLIDATED EARNINGS (In thousands of U.S. dollars; except per share amounts)

YEARS ENDED DECEMBER 31,                                       2000          1999          1998
                                                              -------       -------       -------
                                                                $             $             $
SALES                                                         653,915       569,947       378,030
Cost of sales (Note 4)                                        500,547       445,322       271,971
                                                              -------       -------       -------
GROSS PROFIT                                                  153,368       124,625       106,059
                                                              =======       =======       =======
Selling, general and administrative expenses (Note 4)          83,092        85,330        46,747
Amortization of goodwill                                        6,540         5,451         3,330
Research and development                                        5,109         3,901         3,059
Financial expenses (Note 5)                                    27,205        22,149        12,429
Gain on sale on interest in joint venture (Note 4)             (5,500)           --            --
                                                              -------       -------       -------
                                                              116,446       116,831        65,565
                                                              -------       -------       -------
Earnings before income taxes                                   36,922         7,794        40,494
Income taxes (Note 6)                                           3,500          (304)       11,743
                                                              -------       -------       -------
NET EARNINGS                                                   33,422         8,098        28,751
                                                              =======       =======       =======
EARNINGS PER SHARE
Basic                                                            1.18          0.29          1.14
Diluted                                                          1.16          0.29          1.10


CONSOLIDATED RETAINED EARNINGS (In thousands of U.S. dollars)

YEARS ENDED DECEMBER 31,                                       2000          1999          1998
                                                              -------       -------       -------
                                                                 $             $             $
Balance, beginning of year                                     88,422        85,184        58,563
                                                              -------       -------       -------
Net earnings                                                   33,422         8,098        28,751
                                                              -------       -------       -------
                                                              121,844        93,282        87,314
                                                              =======       =======       =======
Dividends                                                       3,006         2,993         2,130
Premium on purchase for cancellation of Common Shares           1,872         1,867            --
                                                              -------       -------       -------
                                                                4,878         4,860         2,130
                                                              -------       -------       -------
BALANCE, END OF YEAR                                          116,966        88,422        85,184
                                                              =======       =======       =======


The accompanying notes are an integral part of the consolidated financial statements.


                                           [LOGO - intertape polymer group(TM)]

Consolidated Cash Flows
--------------------------------------------------------------------------------
(In thousands of U.S. dollars)

YEARS ENDED DECEMBER 31,                                       2000          1999          1998
                                                              -------       -------       -------
OPERATING ACTIVITIES                                             $             $             $
Net earnings                                                   33,422         8,098        28,751
Non-cash items
   Depreciation and amortization                               27,934        31,229        20,544
   Future income taxes                                            482        (3,197)        8,627
   Write-off of capital assets                                  1,594            --            --
   Other non-cash items (Note 14)                              (5,500)           --            --
                                                              -------       -------       -------
Cash from operations before funding of changes
   in non-cash working capital items                           57,932        36,130        57,922
                                                              =======       =======       =======
Changes in non-cash working capital items
   Trade and other receivables                                 (3,894)       (3,321)         (175)
   Inventories and parts and supplies                           3,493        (6,085)      (15,076)
   Prepaid expenses                                            (1,809)       (2,123)        1,939
   Accounts payable and accrued liabilities                   (15,697)       21,903       (24,033)
                                                              -------       -------       -------
                                                              (17,907)       10,374       (37,345)
                                                              -------       -------       -------
CASH FLOWS FROM OPERATING ACTIVITIES                           40,025        46,504        20,577
                                                              =======       =======       =======
INVESTING ACTIVITIES
Acquisitions of businesses (Note 7)                           (28,195)     (108,172)     (113,187)
Capital assets, net of investment tax credits                 (48,142)      (57,154)      (45,941)
Proceed on sale of capital assets                               4,239            --            --
Other assets                                                   17,637       (10,577)       (8,923)
                                                              -------       -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES                          (54,461)     (175,903)     (168,051)
                                                              =======       =======       =======
FINANCING ACTIVITIES
Net change in bank indebtedness                                26,468       (68,835)      103,460
Issue of long-term debt                                            --       187,000       166,553
Repayment of long-term debt                                    (2,249)      (60,767)     (120,099)
Issue of Common Shares                                            176        78,583         1,172
Common Shares purchased for cancellation                       (4,194)       (2,542)           --
Dividends paid                                                 (3,006)       (2,993)       (2,130)
                                                              -------       -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES                           17,195       130,446       148,956
                                                              -------       -------       -------
NET INCREASE IN CASH POSITION                                   2,759         1,047         1,482
Effect of foreign currency translation adjustments             (2,759)       (1,047)       (1,482)
                                                              -------       -------       -------
CASH POSITION, BEGINNING AND END OF YEAR                           --            --            --
                                                              =======       =======       =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
INTEREST PAID                                                  29,319        22,065        15,257
                                                              =======       =======       =======
INCOME TAXES PAID                                               3,118         3,153         3,339
                                                              =======       =======       =======

The accompanying notes are an integral part of the consolidated financial statements.


[LOGO - intertape polymer group(TM)]

                                                     Consolidated Balance Sheets
--------------------------------------------------------------------------------
                                                  (In thousands of U.S. dollars)

DECEMBER 31,                                                   2000          1999
                                                              -------       -------
                                                                 $             $
ASSETS
 Current assets
 Trade receivables (net of allowance for
  doubtful accounts of $10,300 ($6,178 in 1999))               97,478        83,120
 Other receivables (Note 8)                                    11,659        17,712
 Inventories (Note 9)                                          89,264        87,301
 Parts and supplies                                            10,069         9,813
 Prepaid expenses                                               6,114         4,204
 Future income tax assets                                      10,810        11,349
                                                              -------       -------
                                                              225,394       213,499

Capital assets (Note 10)                                      374,753       351,722
Other assets (Note 11)                                         10,636        31,899
Goodwill, at amortized cost                                   234,257       217,886
                                                              -------       -------
TOTAL ASSETS                                                  845,040       815,006
                                                              =======       =======
LIABILITIES
Current liabilities
 Bank indebtedness (Note 12)                                  127,333        53,920
 Accounts payable and accrued liabilities                      79,811        88,563
 Installments on long-term debt                                 9,532         2,079
                                                              -------       -------
                                                              216,676       144,562

Long-term debt (Note 13)                                      276,684       336,015
Other liabilities (Note 14)                                    42,038        52,426
                                                              -------       -------
TOTAL LIABILITIES                                             535,398       533,003
                                                              =======       =======
SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants (Note 15)           186,908       185,091
Retained earnings                                             116,966        88,422
Accumulated foreign currency translation adjustments            5,768         8,490
                                                              -------       -------
TOTAL SHAREHOLDERS' EQUITY                                    309,642       282,003
                                                              -------       -------
TOTAL LIABILITY AND SHAREHOLDERS' EQUITY                      845,040       815,006
                                                              =======       =======

On behalf of the Board,



/s/ Gordon R. Cunningham               /s/ Ben J. Davenport, Jr.

Gordon R. Cunningham, Director         Ben J. Davenport, Jr., Director

The accompanying notes are an integral part of the consolidated financial statements.


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                                       21

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(In U.S. dollars; tabular amounts in thousands, except per share amounts)


1 -- GOVERNING STATUTES
The Company, incorporated under the Canada Business Corporations Act, is based in Montreal, Canada.

The common shares of the Company are listed on the New York Stock Exchange in the United States of America ("United States") and on The Toronto Stock Exchange in Canada.


2 -- ACCOUNTING POLICIES
The consolidated financial statements are expressed in U.S. dollars and were prepared in accordance with Canadian generally accepted accounting principles, which, in certain respects, differ from the accounting principles generally accepted in the United States, as shown in Note 20.

ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated. Investments in joint ventures have been proportionately consolidated based on the Company's ownership interest.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of trade receivables, other receivables, bank indebtedness as well as accounts payable and accrued liabilities is equivalent to carrying amounts, given the short maturity period of such financial instruments.

The fair value of receivables from joint ventures approximates the carrying amounts reported in the consolidated balance sheets.

The fair value of long-term debt was established as described in Note 13.


FOREIGN CURRENCY TRANSLATION

REPORTING CURRENCY
     The financial statements of the Company were reported in Canadian dollars until December 31, 1998. As a result of business acquisitions and increasing activities in the United States, the Company adopted the U.S. dollar as its reporting currency effective January 1, 1999. In accordance with Canadian generally accepted accounting principles, for periods up to and including December 31, 1998, amounts pertaining to the consolidated financial statements and notes thereto were converted into U.S. dollars using a translation of convenience with the December 31, 1998 exchange rate of CDN $1.5305 per US $1.00.

     For years after December 31, 1998, the accounts of the Company's operations having a functional currency other than the U.S. dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at the year end and revenues and expenses have been translated at the average rate during the year. All translation gains or losses of the Company's net equity investments in these operations have been included in the accumulated foreign currency translation adjustments account in shareholders' equity. Changes in this account for all periods presented result solely from the application of this translation method.

FOREIGN CURRENCY TRANSLATION
     Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenues and expenses have been translated at the average exchange rate for each year; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains and losses arising from such transactions are included in earnings.


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                                       22

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
      (In  U.S. dollars; tabular amounts in thousands, except per share amounts)


CASH AND CASH EQUIVALENTS
The Company's policy is to present cash and temporary investments having a term of three months or less with cash and cash equivalents.

INVENTORIES AND PARTS AND SUPPLIES VALUATION
Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost is principally determined by the first in, first out method. The cost of work in process and finished goods includes the cost of raw materials, direct labour and manufacturing overhead.

Parts and supplies are valued at the lower of cost and replacement cost.

CAPITAL ASSETS
Capital assets are stated at cost less applicable investment tax credits and government grants earned and are depreciated over their estimated useful lives principally as follows:

                                            METHODS            RATES AND PERIODS
                                      -------------------      -----------------
Buildings........................     Diminishing balance        5%
                                      or Straight-line           15 to 40 years
Buildings under capital leases...     Straight-line              20 years
Manufacturing equipment..........     Straight-line              20 years(a)
Furniture, office, computer
   equipment and software........     Diminishing balance        20%
   and other.....................     or Straight-line           7 years

(a) As a result of an extensive review of the useful lives of the Company's principal manufacturing equipment, Management decided to extend to 20 years the estimated useful lives of all manufacturing equipment. Prior to such revision, these assets were depreciated over periods of 12 to 20 years. This change in estimated useful life was applied prospectively commencing January 1, 2000 and has resulted in a decrease to depreciation expense and corresponding increase in earnings before income taxes of approximately $11.6 million for the year ended December 31, 2000.

The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant capital assets. Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Depreciation is not charged on new capital assets until they become operative.

DEFERRED CHARGES
Debt issue expenses are deferred and amortized on a straight-line basis over the term of the related obligation. Other deferred charges are amortized on a straight-line basis over a five-year period.

GOODWILL
Goodwill represents the excess of the purchase price and related cost over the value assigned to the net tangible assets of investments in subsidiaries and joint ventures at the dates of acquisition. Goodwill is being amortized on a straight-line basis over periods ranging from 20 to 40 years, the estimated life of the underlying benefit. The value of goodwill is regularly evaluated by reviewing the returns of the related business, taking into account the risk associated with the investment. Any permanent impairment in the amortized value of goodwill would be written off against earnings.

ENVIRONMENTAL COSTS
The Company expenses, on a current basis, recurring costs associated with managing hazardous substances and pollution in ongoing operations. The Company also accrues for costs associated with the remediation of environmental pollution when it becomes probable that a liability has been incurred and its share of the amount can be reasonably estimated.

PENSION PLANS AND OTHER RETIREMENT BENEFITS
The Company has defined benefit and defined contribution pension plans and other retirement benefit plans for its Canadian and American employees.

In the year ended December 31, 2000, the Company adopted, without restating prior period financial statements, the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for the cost of pension benefits and


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                                       23

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(In U.S. dollars; tabular amounts in thousands, except per share amounts)


2 -- ACCOUNTING POLICIES (Continued)

PENSION PLANS AND OTHER RETIREMENT BENEFITS (Continued) other employee future benefits. The new recommendations require that the discount rate used to value pension obligations and current costs be changed from an estimated long-term rate to a market interest rate. The adoption of these new recommendations has not resulted in a significant impact to the current or prior year's financial statements.

The following policies are used with respect the accounting for the defined benefit and other retirement benefit plans:

o The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and is charged to earnings as services are provided by the employees. The calculations take into account Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, participants' mortality rates and expected health care costs.

o For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

o Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

o The excess of the net actuarial gains (losses) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

INCOME TAXES
The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

STOCK OPTIONS
The Company has granted stock options as described in Note 15. No compensation expense is recognized when stock options are granted. Any consideration paid by employees on exercise of stock options is credited to capital stock.

EARNINGS PER SHARE
In the year ended December 31, 2000, the Company adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants with respect to Section 3500, Earnings per share. Under the new recommendations, the treasury stock method is to be used, instead of the current imputed earnings approach, for determining the dilutive effect of warrants and options. Previously reported diluted earnings per share amounts have been recalculated in accordance with the new requirements. This change in accounting policy has not resulted in differences in previously reported diluted earnings per share and has not impacted the establishment of the current year's diluted earnings per share.

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year.


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                                       24

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
       (In U.S. dollars; tabular amounts in thousands, except per share amounts)

3.   JOINT VENTURES

The Company's pro rata share of its joint ventures' operations included in the consolidated financial statements is summarized as follows:

YEARS ENDED DECEMBER 31,                          2000        1999        1998
                                                -------     -------     -------
                                                   $           $           $
EARNINGS
   Sales......................................    2,671       4,467       3,934
   Gross profit...............................      383       1,010       1,130
   Financial expenses (income)................     (320)        882         440
   Net earnings (net loss)....................      136        (767)        (59)

CASH FLOWS
   Cash flows from operating activities.......      643      (1,331)        827
   Cash flows for investing activities........   (2,232)      2,343      (1,309)
   Cash flows from financing activities.......      512       2,566       1,136
                                                 ======      ======      ======


DECEMBER 31,                                      2000        1999
                                                -------     -------
                                                   $           $
BALANCE SHEET
Assets
   Current assets.............................    1,483       3,091
   Long-term assets...........................    7,119      11,243

Liabilities
   Current liabilities........................    2,885      10,817
   Long-term debt.............................    1,862       3,187
                                                  =====      ======

During the year ended December 31, 2000, the Company recorded sales of $2,790,000 to its joint ventures ($7,716,000 in 1999 and $1,745,000 in 1998).
Also, the Company recorded interest income of $58,000 from a joint venture for the year ended December 31, 2000 ($1,494,000 in 1999 and $996,000 in 1998).


4.   INTEGRATION AND TRANSITION, ASSET WRITE-DOWNS AND OTHER NON-RECURRING ITEMS

During the year ended December 31, 2000, the Company realized a gain of $5.5 million on the sale of its interest in a joint venture.

For the year ended December 31, 1999 the Company incurred substantial integration and transition, asset write-downs and other non-recurring costs as a result of recent business acquisitions and the implementation of a major enterprise-wide Management Information System. Such costs were included in cost of sales ($19.5 million) and selling, general and administrative expenses ($11.6 million).


5.   INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31,                          2000        1999        1998
                                                -------     -------     -------
                                                   $           $           $
Depreciation of capital assets................   20,334      25,077      16,090
                                                =======     =======     =======
Amortization of debt issue expenses
 and other deferred charges...................    1,060         701       1,124
                                                =======     =======     =======
Financial expenses
   Interest on long-term debt.................   20,812      17,924      10,078
   Interest on credit facilities..............    8,747       6,519       6,473
   Interest income, gain on
      foreign exchange and other..............   (1,116)     (1,154)     (2,542)
    Interest capitalized to capital assets....   (1,238)     (1,140)     (1,580)
                                                -------     -------     -------
                                                 27,205      22,149      12,429
                                                =======     =======     =======

                                           [LOGO - intertape polymer group(TM)]

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(In U.S. dollars; tabular amounts in thousands, except per share amounts)


6.   INCOME TAXES

The provision for income taxes consists of the following:

YEARS ENDED DECEMBER 31,                          2000        1999        1998
                                                -------     -------     -------
                                                   $           $           $
Current.......................................    3,018       2,893       3,116
Future........................................      482      (3,197)      8,627
                                                -------     -------     -------
                                                  3,500        (304)     11,743
                                                =======     =======     =======


The reconciliation of the combined Federal and Provincial statutory income tax rate to the Company's effective tax rate is detailed as follows:

YEARS ENDED DECEMBER 31,                          2000        1999        1998
                                                -------     -------     -------
                                                   %           %           %
Combined Federal and
   Provincial income tax rate..................    43.1        42.7        42.9
Manufacturing and processing...................     2.2        14.0        (2.1)
Foreign losses recovered
   (income taxed) at lower rates...............    (5.1)        0.3        (5.1)
Impact of other differences....................   (30.7)      (60.9)       (6.7)
                                                -------     -------     -------
EFFECTIVE INCOME TAX RATE......................     9.5        (3.9)       29.0
                                                =======     =======     =======


The net future income tax liabilities are detailed as follows:

DECEMBER 31,                                      2000        1999
                                                -------     -------
                                                   $           $
Future income tax assets
   Accounts payable and accrued liabilities....   4,131       6,944
   Tax credits and loss carry-forwards.........  17,843      16,528
   Trade and other receivables.................   5,561       2,101
   Inventories.................................   1,761       4,264
                                                -------     -------
                                                 29,296      29,837
                                                =======     =======

Future income tax liabilities
   Capital assets.............................. (54,613)    (50,112)
   Other.......................................  (1,411)     (6,094)
                                                -------     -------
                                                (56,024)    (56,206)
                                                -------     -------
NET FUTURE INCOME TAX LIABILITIES.............. (26,728)    (26,369)
                                                =======     =======


7.   ACQUISITIONS OF BUSINESSES

In the last three years, the following business acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets and liabilities based on their estimated fair value as of acquisition date.

The operating results of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition.

A)   YEAR ENDED DECEMBER 31, 2000

     Effective September 1, 2000, the Company acquired certain assets of Olympian Tape Sales, Inc. d/b/a United Tape Company ("UTC"). UTC was a manufacturer and distributor of certain packaging products into the retail market. UTC was a long term customer of one particular product line of the Company.


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                                       26

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
       (In U.S. dollars; tabular amounts in thousands, except per share amounts)


     The purchase price was paid for in both cash in the amount of $28.2 million and $4.0 million worth of common shares of the Company's stock from treasury.

     The preliminary purchase price allocation, which includes approximately $20.4 million allocated to goodwill, was based upon available information and preliminary appraisals and is subject to revision as more facts become known. Goodwill from the acquisition is being amortized over a 20-year period.

B)   YEAR ENDED DECEMBER 31, 1999

     On July 30, 1999 and August 9, 1999 respectively, the Company purchased certain assets of Spinnaker Electrical Tape Company (SETco) and 100% of the outstanding shares of Central Products Company (CPC), manufacturers of pressure-sensitive, water-activated and electrical tapes.

The total cash consideration and estimated transaction costs for the acquisitions were approximately $108.1 million. In addition, the Company issued share purchase warrants valued at $3.2 million to the former owners.

C)   YEAR ENDED DECEMBER 31, 1998

     On September 23, 1998 and October 7, 1998 respectively, the Company purchased 100% of the outstanding shares of Anchor Continental, Inc., a manufacturer of pressure-sensitive tapes including both masking and duct tapes and substantially all the operating assets of Rexford Paper Company, a redistributor of a variety of pressure-sensitive tapes as well as a manufacturer of water-activated tapes.

     The total cash consideration and estimated transactions costs for the acquisitions were approximately $113.2 million.

The following is a summary of the initial values of the net assets purchased in the last three years:

DECEMBER 31,                                      2000        1999        1998
                                                -------     -------     -------
                                                   $           $           $
Current assets...............................    14,383      26,523      32,473
Capital assets...............................     1,316      66,541      51,745
Goodwill and other assets....................    20,963      49,763      72,116
                                                -------     -------     -------
                                                 36,662     142,827     156,334
Current liabilities assumed..................    (4,467)    (23,250)    (38,926)
Net future income tax liabilities............        --      (8,255)     (4,221)
                                                -------     -------     -------
NET ASSETS PURCHASED.........................    32,195     111,322     113,187
                                                =======     =======     =======
Consideration
   Cash......................................    28,195     108,172     113,187
   Issue of common shares....................     4,000          --          --
   Issue of share purchase warrants..........        --       3,150          --
                                                -------     -------     -------
                                                 32,195     111,322     113,187
                                                =======     =======     =======

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                                       27

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(In U.S. dollars; tabular amounts in thousands, except per share amounts)


8.   OTHER RECEIVABLES

DECEMBER 31,                                      2000        1999
                                                -------     -------
                                                   $           $
Rebates receivable...........................     5,734       5,560
Income and other taxes.......................     1,046       5,354
Sales taxes..................................     1,051       2,059
Other........................................     3,828       4,739
                                                -------     -------
                                                 11,659      17,712
                                                =======     =======


9.   INVENTORIES

DECEMBER 31,                                      2000        1999
                                                -------     -------
                                                   $           $
Raw materials................................    23,198      25,460
Work in process..............................    14,483      12,189
Finished goods...............................    51,583      49,652
                                                -------     -------
                                                 89,264      87,301
                                                =======     =======


10.  CAPITAL ASSETS

                                                          ACCUMULATED
DECEMBER 31, 2000                                COST     DEPRECIATION    NET
                                                -------   ------------  -------
                                                   $           $           $
Land.........................................     3,329          --       3,329
Buildings and related capital leases.........    57,024      10,573      46,451
Manufacturing equipment......................   359,883      88,540     271,343
Furniture, office, computer equipment
   and software and other....................    33,629       7,351      26,278
Manufacturing equipment under
   construction and software
   projects under development................    27,352          --      27,352
                                                -------     -------     -------
                                                481,217     106,464     374,753
                                                =======     =======     =======

                                                          ACCUMULATED
DECEMBER 31, 1999                                COST     DEPRECIATION    NET
                                                -------   ------------  -------
                                                   $           $           $
Land.........................................     3,219          --       3,219
Buildings and related capital leases.........    51,853       8,348      43,505
Manufacturing equipment......................   341,445      75,709     265,736
Furniture, office, computer equipment
   and software and other....................    30,160       8,625      21,535
Manufacturing equipment under
   construction and software
   projects under development................    17,727          --      17,727
                                                -------     -------     -------
                                                444,404      92,682     351,722
                                                =======     =======     =======


11.  OTHER ASSETS

DECEMBER 31,                                                  2000        1999
                                                            -------     -------
                                                               $           $
Debt issue expenses and other deferred
   charges, at amortized cost.............................    5,773       4,067
Loans to officers and directors including loans
   regarding the exercise of stock options, without
   interest, various repayment terms......................    1,675         275
Receivables from joint ventures...........................      648      23,449
Other receivables.........................................       65       1,452
Other, at cost............................................    2,475       2,656
                                                            -------     -------
                                                             10,636      31,899
                                                            =======     =======

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                                       28

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
       (In U.S. dollars; tabular amounts in thousands, except per share amounts)


12.  BANK INDEBTEDNESS AND CREDIT FACILITIES

The bank indebtedness consists of the utilized portion of unsecured demand and revolving bank credit facilities and cheques issued which have not been drawn from the facilities and is reduced by any cash and cash equivalent balances.

As at December 31, 2000, the Company had:

o A senior unsecured bank loan under a US $80.0 million revolving credit facility which matures June 30, 2001. This loan bears interest at U.S. prime rate plus a premium bearing between 0 and 125 basis points or at LIBOR plus a premium varying between 40 and 225 basis points. As at December 31, 2000, the effective rate was approximately 7.40% and the facility was fully utilized;

o A senior unsecured bank loan under a US $50.0 million revolving credit facility which matures June 30, 2001. This loan bears interest at U.S. prime rate or at LIBOR plus a premium varying between 125 and 150 basis points. As at December 31, 2000, the effective interest rate was approximately 8.70% and US $40.0 million was utilized;

o A senior unsecured bank loan under a US $15.0 million revolving credit facility which matures June 30, 2001. This loan bears interest at U.S. prime rate. As at December 31, 2000, the effective rate was approximately 9.50% and US $14.8 million was utilized;

o A senior unsecured US $10.0 million demand bank loan, bearing interest at U.S. prime rate. As at December 31, 2000, the effective interest rate was approximately 9.50% and US $7.7 million was utilized; and

o A senior unsecured CDN $5.0 million of demand bank loan, bearing interest at Canadian prime rate. As at December 31, 2000, the effective rate was approximately 7.50% and CDN $2.6 million was utilized.


13.  LONG-TERM DEBT

Long-term debt consists of the following:

DECEMBER 31,                                                  2000        1999
                                                            -------     -------
                                                               $           $
a) $137,000,000 Series A and B Senior Notes...............  137,000     137,000
b) $137,000,000 Senior Notes..............................  137,000     137,000
c) $8,000,000 Series 3 Notes..............................    8,000       8,000
d) Bank loan under a revolving credit facility............       --      50,000
e) Other debt.............................................    4,216       6,094
                                                            -------     -------
                                                            286,216     338,094
Less
   Current portion of long-term debt......................    9,532       2,079
                                                            -------     -------
                                                            276,684     336,015
                                                            =======     =======


A)   SERIES A AND B SENIOR NOTES
     Senior Unsecured Notes, bearing interest at an average rate of 7.78%, payable semi-annually. The Series A $25.0 million Notes mature on May 31, 2005. The Series B $112.0 million Notes are repayable in semi-annual installments of $13,440,000 starting in November 2005 and mature on May 31, 2009.

B)   SENIOR NOTES
     Senior Unsecured Notes, bearing interest at 6.82%, payable semi-annually, repayable in semi-annual installments of $16,500,000 starting in September 2004 and maturing on March 31, 2008.

C)   SERIES 3 NOTES
     Senior Unsecured Notes, bearing interest at a rate of 8.08%, payable semi-annually. These Notes mature on June 1, 2001.


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                                       29

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(In U.S. dollars; tabular amounts in thousands, except per share amounts)

13.  LONG-TERM DEBT (Continued)

D)   BANK LOAN UNDER A REVOLVING CREDIT FACILITY
     As at December 31, 2000, the bank loan under a revolving credit facility is classified with bank indebtedness and credit facilities.

E)   OTHER DEBT
     Other debt consisting of government loans, mortgage loans in a joint venture, obligations related to capitalized leases and other loans at fixed and variable interest rates ranging from interest-free to 8.25% and requiring periodic principal repayments through 2008.

The Company has complied with the maintenance of financial ratios and with other conditions that are stipulated in the covenants pertaining to the various loan agreements.

Long-term debt repayments are due as follows:

                                                               $
                                                            -------
2001......................................................    9,532
2002......................................................    1,242
2003......................................................      463
2004......................................................   16,922
2005......................................................   72,688
Thereafter................................................  185,369
                                                            -------
TOTAL.....................................................  286,216
                                                            =======


FAIR VALUE
For all debts with fixed interest rates, the fair value has been determined based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is closely equivalent to their carrying amounts.

The carrying amounts and fair values of the Company's long-term debt as at December 31, 2000 and 1999 are:

                        2000                                          1999
 FAIR                 CARRYING                 FAIR                 CARRYING
 VALUE                 AMOUNT                  VALUE                 AMOUNT
-------               ---------               -------               ---------
   $                      $                      $                      $
264,680                286,216                333,193                338,094
=======                =======                =======                =======


14.  OTHER LIABILITIES

DECEMBER 31,                                      2000        1999
------------                                    -------     -------
                                                   $           $
Provision for future site
 rehabilitation costs..........................   1,500       4,500
Future income tax liabilities..................  37,538      37,718
Other..........................................   3,000      10,208
                                                -------     -------
                                                 42,038      52,426
                                                =======     =======


During the year ended December 31, 2000, the Company completed its review of certain provisions previously established in accounting for prior years' business acquisitions. This process included obtaining from third parties environmental, transfer pricing and employee benefit related studies. Furthermore, the Company holds letters of guarantee provided by the vendors against certain future related claims.

As a result of the above, the Company reversed against earning $5,500,000 of provisions which had been recorded in prior years.


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                                       30

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
       (In U.S. dollars; tabular amounts in thousands, except per share amounts)


15.  CAPITAL STOCK AND SHARE PURCHASE WARRANTS

A)   CAPITAL STOCK -- AUTHORIZED

     Unlimited number of shares without par value.

     --   Common shares, voting and participating

     -- Class "A" preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

B)   CAPITAL STOCK -- ISSUED AND FULLY PAID

     The changes in the number of outstanding common shares and their aggregate stated value from January 1, 1998 to December 31, 2000 were as follows:

                                                       2000                     1999                     1998
                                               ---------------------    ---------------------    ---------------------
                                                 NUMBER       STATED      NUMBER       STATED      NUMBER       STATED
                                               OF SHARES      VALUE     OF SHARES      VALUE     OF SHARES      VALUE
                                               ----------    -------    ----------    -------    ----------    -------
                                                   #            $           #            $           #            $
Balance, beginning of year...................  28,296,392    181,941    25,194,333    104,033    25,019,921    102,861
Shares issued for cash in public offering....          --         --     3,000,000     76,887            --         --
Shares issued for business acquisitions......     250,587      4,000            --         --            --         --
Shares purchased for cancellation............    (353,200)    (2,359)     (100,000)      (675)           --         --
Shares issued for cash upon
  exercise of stock options..................      17,400        176       202,059      1,696        174,412     1,172
                                               ----------    -------    ----------    -------     ----------   -------
BALANCE, END OF YEAR.........................  28,211,179    183,758    28,296,392    181,941     25,194,333   104,033
                                               ==========    =======    ==========    =======     ==========   =======


During the year ended December 31, 2000, the Corporation purchased for cancellation 353,200 common shares at an average stated value per share of $6.68 under a Normal Course Issuer Bid. The excess of the purchase price over the average stated capital of the shares has been charged to retained earnings.

For basic earnings per share calculation purposes, the weighted average number of common shares outstanding was 28,328,114 for the year ended December 31, 2000 (27,679,385 in 1999 and 25,123,812 in 1998).


C)   SHARE PURCHASE WARRANTS

DECEMBER 31,                                      2000        1999
                                                -------     -------
                                                   $           $
300,000 share purchase warrants...............    3,150       3,150


The warrants, which expire on August 9, 2004, permit holders to purchase common shares of the Company at a price of $29.50 per share.


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                                       31

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(In U.S. dollars; tabular amounts in thousands, except per share amounts)


15.  CAPITAL STOCK AND SHARE PURCHASE WARRANTS (Continued)

D)   SHAREHOLDERS' PROTECTION RIGHTS PLAN

     On May 21, 1998, the shareholders approved the extension to September 2003 of a Shareholders' Protection Rights Plan originally established in 1993. The effect of the Rights Plan is to require anyone who seeks to acquire 20 percent or more of the Company's voting shares to make a bid complying with specific provisions.

E)   STOCK OPTIONS

     Under the Company's Amended Executive Stock Option Plan, options may be granted to the Company's executives and directors. Options expire no later than ten years after the date of granting. The plan provides that such options will vest and may be exercisable 25 percent per year over four years.

Options granted during the last three years were as follows:

                                                 2000        1999        1998
                                              ---------   ---------   ---------
                                                  #           #           #
Number of common shares in respect
   of which new options were granted.......   1,183,000      14,000     744,650
                                              ---------   ---------   ---------
                                                  $8.13                  $16.69
Exercise price.............................   to $17.19      $27.88   to $23.26
                                              =========   =========   =========


All options were granted at a price equal to the average closing market values on the day immediately preceding the date the options were granted.


The following table presents the situation pertaining to common shares reserved for issuance under the plan and options exercised:

                                                 2000        1999        1998
                                              ---------   ---------   ---------
                                                  #           #           #
Number of common shares reserved
   for issuance under the plan.............   2,829,739   2,405,242   2,405,242
Number of shares remaining available
   for issuance under the plan.............      32,703          --          --
Number of common shares issued pursuant
   to the exercised stock options..........      17,400     202,059     174,412
                                              ---------   ---------   ---------
                                                  $4.25       $4.25       $4.25
PRICE RANGE AT ISSUANCE....................   to $27.28   to $23.26   to $20.59
                                              =========   =========   =========


The changes in number of options outstanding were as follows:

                                                 2000        1999        1998
                                              ---------------------------------
                              WEIGHTED
                              AVERAGE
                            EXERCISE PRICE      NUMBER      NUMBER      NUMBER
                            --------------    ---------   ---------   ---------
                                  $               #           #           #
Balance,
   beginning of year.......     15.76         2,217,224   2,406,067   1,837,329
Granted....................     10.37         1,183,000      14,000     744,650
Exercised..................      8.23           (17,400)   (202,059)   (174,412)
Cancelled..................     16.84          (585,788)       (784)     (1,500)
                                -----         ---------   ---------   ---------
BALANCE, END OF YEAR.......     12.89         2,797,036   2,217,224   2,406,067
                                =====         =========   =========   =========


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                                       32

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
       (In U.S. dollars; tabular amounts in thousands, except per share amounts)

The following table summarizes information about options outstanding and exercisable at December 31, 2000:

                        OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
             -----------------------------------------    ---------------------
                              WEIGHTED        WEIGHTED                 WEIGHTED
RANGE OF                      AVERAGE         AVERAGE                  AVERAGE
EXERCISE                  CONTRACTUAL LIFE    EXERCISE                 EXERCISE
 PRICES        NUMBER        (IN YEARS)        PRICE        NUMBER      PRICE
--------     ---------    ----------------    --------    ---------    --------
   $             #                               $            #           $
4.25
TO 8.13        812,832           4.8             7.01       402,832       5.83

10.86
TO 19.30     1,704,454           5.1            14.20       730,312      15.90

19.49
TO 27.88       279,750           4.0            21.97       133,875      21.74
             ---------                                    ---------
             2,797,036                                    1,267,019
             =========                                    =========

     Subsequent to year-end, on January 10, 2001 the Company repriced 474,163 of unexercised stock options held by employees, other than directors and executive officers. The repriced options had exercise prices ranging from US $16.30 to US $23.26 (CDN $22.50 to CDN $32.92) and expire in 2003 and
     2006. The revised exercise price was set at US $8.28 (CDN $12.40), being the average of the closing price on the Toronto and New York Stock Exchanges on January 9, 2001. All other terms and conditions of the respective options including the percentage vesting and the vesting and expiry dates remain unchanged.

16.  COMMITMENTS AND CONTINGENCIES

A)   COMMITMENTS

     As at December 31, 2000, the Company had commitments aggregating approximately $23,626,000 to 2005 for the rental of offices, warehouse space, manufacturing equipment, automobiles and other. Minimum lease payments for the next five years are $7,377,000 in 2001, $6,754,000 in 2002, $6,249,000 in 2003, $1,920,000 in 2004 and $1,326,000 in 2005.

     The Company also had commitments aggregating approximately $9,600,000 for the purchase of manufacturing equipment. Most of these costs will be incurred in 2001.

B)   CONTINGENCIES

     The Company is party to various claims and lawsuits which are being contested. In the opinion of Management, the outcome of such claims and lawsuits will not have a material adverse effect on the Company.


17.  PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

DEFINED CONTRIBUTION PLANS
In the United States, the Company maintains a savings retirement plan (401[k]
Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to these plans is at the discretion of the Company.

The Company contributes as well to a multi-employer plan for employees covered by collective bargaining agreements.

In Canada, the Company maintains a defined contribution plan for its salaried employees. The Company contributes to the plan amounts equal to 4 percent of each participant's eligible salary.

The Company has expensed $3,033,000 for these plans for the year ended December 31, 2000 ($2,937,000 and $1,367,000 for 1999 and 1998 respectively).

DEFINED BENEFIT PLANS
The Company has, in the United States, two defined benefit plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

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                                       33

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(In U.S. dollars; tabular amounts in thousands, except per share amounts)


17.  PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

DEFINED BENEFIT PLANS (Continued)
The funding policy is consistent with the funding requirements of federal laws and regulations. Plan assets consist primarily of equity securities and fixed income investments.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of $9.95 ($10.33 and $9.15 in 1999 and 1998 respectively) per month for each year of service.

In the United States, the Company provides group health care and life insurance benefits to certain retirees.

Information relating to the various plans is as follows:

                                       PENSION PLANS            OTHER PLANS
                                    -------------------     -------------------
                                      2000        1999        2000        1999
                                    -------     -------     -------     -------
                                       $           $           $           $
ACCRUED BENEFIT OBLIGATIONS
Balance, beginning of year.........  16,690       7,423         712       1,002
Business acquisition...............      --      10,294          --          --
Current service cost...............     393         420           9          21
Interest cost......................   1,309         804          53          58
Benefits paid......................    (686)       (399)        (54)        (30)
Plan amendments....................      --          --          --        (109)
Actuarial losses (gains)...........   1,203      (1,359)         65        (230)
Foreign exchange
 rate adjustment...................     (43)       (493)         --          --
                                    -------     -------     -------     -------
BALANCE, END OF YEAR...............  18,866      16,690         785         712
                                    =======     =======     =======     =======
PLAN ASSETS
Balance, beginning of year.........  16,706       7,145          --          --
Business acquisition...............      --       8,775          --          --
Actual return
 on plan assets....................  (1,260)      1,512          --          --
Employer Contributions.............   2,206         185          --          --
Benefits paid......................    (686)       (399)         --          --
Foreign exchange
 rate adjustment...................     (35)       (512)         --          --
                                    -------     -------     -------     -------
BALANCE, END OF YEAR...............  16,931      16,706          --          --
                                    =======     =======     =======     =======
FUNDED STATUS
 DEFICIT (SURPLUS).................   1,935         (16)        785         712
Unamortized past
 service costs.....................    (633)       (691)         --          --
Unamortized net
 actuarial loss (gain).............  (1,772)      2,154         128         206
Unamortized transition
 assets (obligation)...............     100         106         (45)        (49)
                                    -------     -------     -------     -------
ACCRUED BENEFIT LIABILITY
 (PREPAID BENEFIT).................    (370)      1,553         868         869
                                    =======     =======     =======     =======


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                                       34

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
       (In U.S. dollars; tabular amounts in thousands, except per share amounts)

                                                    PENSION PLANS                        OTHER PLANS
                                           -------------------------------     -------------------------------
                                             2000        1999        1998        2000        1999        1998
                                           -------     -------     -------     -------     -------     -------
                                              $           $           $           $           $           $
ACCRUED BENEFIT EXPENSE
Current service cost.....................      393         420         642           9          21          27
Interest cost............................    1,309         804       1,954          53          58          66
Expected return on plan assets...........   (1,459)       (846)     (2,434)         --          --          --
Amortization of past service costs.......       53          52          49         (14)         (2)         (1)
Amortization of transition
  obligation (asset).....................       (4)         (4)         (4)          4          32          34
Amortization of unrecognised
   loss (gain)...........................      (21)          7           7          --          --          --
                                           -------     -------     -------     -------     -------     -------
PENSION EXPENSE FOR THE YEAR.............      271         433         214          52         109         126
                                           =======     =======     =======     =======     =======     =======


The significant assumptions which management considers to be the most likely and which were used to measure its accrued benefit obligations are as follows (weighted average assumptions, as at December 31):

                                                    PENSION PLANS                        OTHER PLANS
                                           -------------------------------     -------------------------------
                                             2000        1999        1998        2000        1999        1998
                                           -------     -------     -------     -------     -------     -------
CANADIAN PLANS
Discount rate............................    7.50%       6.50%       6.75%          --          --          --
Expected rate of return
   on plan assets........................    9.00%       9.00%       9.00%          --          --          --
                                             -----       -----       -----     -------     -------     -------

                                                    PENSION PLANS                        OTHER PLANS
                                           -------------------------------     -------------------------------
                                             2000        1999        1998        2000        1999        1998
                                           -------     -------     -------     -------     -------     -------
U.S. PLANS
Discount rate............................    7.50%       7.50%       7.00%       7.50%       8.25%          --
Expected rate of return
   on plan assets........................    8.60%       8.60%       9.50%          --          --          --
Rate of compensation increase
   (only for one plan)...................    4.00%       4.00%       4.00%          --          --          --
                                             -----       -----       -----     -------     -------     -------



For measurement purposes, a 5.0% annual rate of increase in the per capita cost covered health care benefits was assumed for 2000 (8.0% in 1999, 9.0% in 1998) and deemed to remain constant through 2005.


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                                       35

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(In U.S. dollars; tabular amounts in thousands, except per share amounts)

18.  SEGMENT DISCLOSURES

The Company manufactures and sells an extensive range of specialized polyolefin plastic packaging products primarily in Canada and in the United States. All products have to be considered part of one reportable segment as they are made from similar extrusion processes and differ only in the final stages of manufacturing. A vast majority of the Company's products, while brought to market through various distribution channels, generally have similar economic characteristics.

The following table presents sales by country based on the location of the manufacturing facilities:

YEARS ENDED DECEMBER 31,                          2000        1999        1998
                                                -------     -------     -------
                                                   $           $           $
SALES
Canada.......................................   117,799     107,072      94,186
United States................................   581,723     487,640     334,367
Other........................................     2,443       3,333       3,390
Transfers between geographic areas...........   (48,050)    (28,098)    (53,913)
                                                -------     -------     -------
TOTAL SALES..................................   653,915     569,947     378,030
                                                =======     =======     =======

The following table presents capital assets and goodwill by country based on the locations of assets:

DECEMBER 31,                                      2000        1999
                                                -------     -------
                                                   $           $
CAPITAL ASSETS
   Canada....................................    51,388      48,016
   United States.............................   316,900     296,326
   Other.....................................     6,465       7,380
                                                -------     -------
TOTAL CAPITAL ASSETS.........................   374,753     351,722
                                                =======     =======

GOODWILL
   Canada....................................    17,955      19,053
   United States.............................   216,302     198,833
                                                -------     -------
TOTAL GOODWILL...............................   234,257     217,886
                                                =======     =======

No customer accounted for 10 percent or more of revenues in 2000, 1999 and 1998.

19.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

20.  DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

A)   NET EARNINGS AND EARNINGS PER SHARE

     Net earnings of the Company and earnings per share established under Canadian GAAP, conform in all material respects to the amounts that would be reported if the financial statements would have been prepared under U.S. GAAP.

B)   CONSOLIDATED STATEMENTS OF EARNINGS

     Under Canadian GAAP, the changes in reporting currency effected on January 1, 1999 has been accounted for using a translation of convenience, as described in Note 2. Under U.S. GAAP, the financial statements for periods presented prior to the change in reporting currency would be translated to U.S. dollars using the current rate method, which method uses specific year-end or annual average exchange rates as appropriate. Accordingly, using the current rate method, the following amounts would have been reported for sales and cost of sales, under U.S. GAAP:

YEAR ENDED DECEMBER 31,                           1998
                                                -------
                                                   $
Sales........................................   390,007
Cost of Sales................................   280,588

C)   CONSOLIDATED BALANCE SHEETS

     Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under U.S. GAAP, these investments would be accounted for using the equity method. Note 3 to the consolidated financial statements provides details of the impact of proportionate consolidation on the Company's consolidated financial statements for 2000, 1999 and 1998, including the impact on the consolidated balance sheets.

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                                       36

                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
       (In U.S. dollars; tabular amounts in thousands, except per share amounts)


     The other differences in presentation that would be required under U.S. GAAP to the consolidated balance sheets are not viewed as significant enough to require further disclosure.

D)   CONSOLIDATED CASH FLOWS

     Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be presented.

E)   ACCOUNTING FOR COMPENSATION PROGRAMS

     The Company has chosen to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. Under U.S. GAAP, the Company is required to make pro forma disclosures of net earnings, basic earnings per share and diluted earnings per share as if the fair value based method of accounting had been applied. The fair value of options granted in 2000, 1999 and 1998 was estimated using the Black-Scholes option-pricing model, taking into account an expected life of five years, expected volatility of 45% in 2000 (25% in 1999 and 1998) risk-free interest rates of 5.96% (5.39% in 1999, 5.27% in
     1998) and maintenance of the existing dividend policy. A compensation charge is amortized over the vesting periods.

     Accordingly, the Company's net earnings, basic earnings per share and diluted earnings per share for the year ended December 31, 2000 would have been reduced, on a pro forma basis, by $3,362,000, $0.12 and $0.12 ($2,499,000, $0.09 and $0.09 respectively in 1999 and $2,100,000, $0.08 and
     $0.08 respectively in 1998).

     The weighted average fair value of options granted in 2000 was $4.42 ($8.79 in 1999 and $5.98 in 1998).

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's Amended Executive Stock Option Plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in Management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44 (FIN 44), which became effective on July 1, 2000. FIN 44 requires that the cancellation, in November 2000, of 400,000 outstanding stock options by the Company and the granting of new options with a lower exercise price (the replacement options) be considered as an indirect reduction of the exercise price of the stock options. The replacement options will be subject to variable accounting from the cancellation date of date of grant, depending on which stock options were identified as the replacement options. Under variable accounting, the Company is required to recognize compensation expense for any increase in the quoted market price of the stock above the exercise price of US $10.13 and US $14.71 (CDN $15.50 and CDN $21.94) of the replacement options. The compensation expense must be recorded until the replacement options are exercised, forfeited or expire. The impact on the Company's financial results will depend on the fluctuations in the Company's stock price and the dates of the exercise, forfeitures or cancellations of the stock options. Depending on these factors, the Company could be required to record significant compensation expense during the life of the options which expire in 2006.

     As at December 31, 2000, the Company's quoted market stock price was US $7.31 (CDN $11.00) per share. There was no compensation expense recognized in the year 2000 related to the replacement options since the quoted market stock price was below the exercise prices of these options.

     FIN 44 will also require that options repriced in January 2001 (see Note
     15) be subject to variable accounting starting in 2001.


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                                       37

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
(In U.S. dollars; tabular amounts in thousands, except per share amounts)


20. DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

F)   CONSOLIDATED COMPREHENSIVE INCOME

     As required under U.S. GAAP, the Company would have reported the following consolidated comprehensive income:

                                                  2000        1999        1998
                                                -------     -------     -------
                                                   $           $           $
Net earnings in accordance
   with U.S. GAAP............................    33,422       8,098      28,751
Foreign currency translation
   adjustments...............................    (2,722)      3,458     (17,581)
                                                -------     -------     -------
CONSOLIDATED COMPREHENSIVE INCOME............    30,700      11,556      11,170
                                                =======     =======     =======


G)   NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board (FASB) has issued SFAS No. 133 which outlines accounting and reporting standards pertaining to derivative instruments and hedging activities. For U.S. GAAP reporting purposes, this statement should be adopted for fiscal years commencing after June 15, 2000. As the Company does not presently use derivative or hedging instruments, there is no foreseen impact for the implementation of this new recommendation.


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                                       38

                                                                            Memo
--------------------------------------------------------------------------------







                                           [LOGO - intertape polymer group(TM)]

Intertape Polymer Group - Locations
--------------------------------------------------------------------------------

CORPORATE OFFICES:

         o MONTREAL, QUEBEC, CANADA
         o SARASOTA, FLORIDA, U.S.A.

         t Atlanta, Georgia, U.S.A.
        ab Brighton, Colorado, U.S.A.
        ab Carbondale, Illinois, U.S.A.
         t Chicago, Illinois, U.S.A.
        ab Columbia, South Carolina, U.S.A.
        ab Cumming, Georgia, U.S.A.
      txab Danville, Virginia, U.S.A.
       xab Edmundston, New Brunswick, Canada
         x Georgetown, Barbados
        ab Green Bay, Wisconsin, U.S.A.
         b Lachine, Quebec, Canada
         t Los Angeles, California, U.S.A.
       xab Marysville, Michigan, U.S.A.
         b Matomoros, Mexico
        ab Menasha, Wisconsin, U.S.A.
         o Piedras Negras, Mexico
        ab Porto, Portugal
       xab Rayne, Louisiana, U.S.A.
        ab Richmond, Kentucky, U.S.A.
         b San Luis Potosi, Mexico
        ab Santa Fe Springs, California, U.S.A.
      txab St. Laurent, Quebec, Canada
        ab Tremonton, Utah, U.S.A.
       xab Truro, Nova Scotia, Canada

                 Manufacturing Location a
                           Distribution b
                          ISO Certified x
                       Corporate Office o
          Regional Distribution Centers t


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                                       40

                                                               Other Information

--------------------------------------------------------------------------------

BOARD OF DIRECTORS

MELBOURNE F. YULL
Chairman and Chief Executive Officer

GORDON R. CUNNINGHAM (1)
President, Cumberland Asset Management

BEN J. DAVENPORT, JR.
Chairman, First Piedmont Corporation;
Chairman and CEO, Chatham Oil Company

MICHAEL L. RICHARDS (1)
Senior Partner, Stikeman Elliott

L. ROBBIE SHAW (1)
Vice President,
Nova Scotia Community College

(1) Member of Audit Committee

HONORARY DIRECTORS

IRVINE MERMELSTEIN
Managing Partner, Market-Tek

JAMES A. MOTLEY SR.
Director, American National Bank and Trust Company
American National Bankshares, Inc.

EXECUTIVE OFFICERS

MELBOURNE F. YULL
Chairman and Chief Executive Officer

ANDREW M. ARCHIBALD, C.A.
Chief Financial Officer, Secretary,
Treasurer, Vice President Administration

JOSEPH D. BRUNO
Vice President, Supply Chain Management

JIM BOB CARPENTER
President, Woven Products

JOHN T. FAIN
Vice President, Corporate Marketing

BURGESS H. HILDRETH
Vice President, Human Resources

JAMES A. JACKSON
Vice President, Chief Information Officer

LLOYD W. JONES
Vice President, Procurement

H. DALE MCSWEEN
President, Distribution Products

SAL VITALE, C.A.
Vice President, Finance

DUNCAN R. YULL
Vice President Sales, Distribution Products

GREGORY A. YULL
President, Film Products

TRANSFER AGENT AND REGISTRAR

CANADA:   CIBC Mellon Trust Company
          2001 University Street, 16th Floor
          Montreal, Quebec, Canada H3A 2A6

USA:      Mellon Investor Services L.L.C.
          85 Challenger Road, 2nd Floor
          Ridgefield Park, New Jersey 07660

AUDITORS

CANADA:   Raymond Chabot Grant Thornton
          600 de la Gauchetiere West, Suite 1900
          Montreal, Quebec, Canada H3B 4L8

USA:      Grant Thornton International
          130 E. Randolf Street
          Chicago, Illinois, USA 60601-6203

INVESTOR INFORMATION

STOCK AND SHARE LISTING
Common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange, trading under the symbol ITP.

SHAREHOLDER AND INVESTOR RELATIONS
Shareholders and investors having inquiries or wishing to obtain copies of the Company's Annual Report or other U.S. Securities Exchange Commission filings should contact:

MR. ANDREW M. ARCHIBALD, C.A.
Chief Financial Officer

Intertape Polymer Group Inc.
110 E Montee de Liesse
St. Laurent, Quebec, Canada H4T 1N4

Toll Free: (866) 202-4713 o E-Mail: itp$info@intertapeipg.com

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The Annual and Special Meeting of Shareholders will be held on WEDNESDAY, JUNE 20, 2001 at 4:00 P.M. at Loews Hotel Vogue; 1425 de la Montagne, Montreal, Quebec, Canada.




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



      INTERTAPE  POLYMER  GROUP  INC.  o  TWO  THOUSAND  ANNUAL  REPORT




                                       [LOGO - intertape polymer group inc.(TM)]



              Design: Intertape Polymer Group, Corporate Marketing Printed in U.S.A., 5-01-13M

                          INTERTAPE POLYMER GROUP INC.


                                   NOTICE OF
                           ANNUAL AND SPECIAL MEETING
                              OF SHAREHOLDERS AND
                           MANAGEMENT PROXY CIRCULAR

                                 TO BE HELD ON

                                 JUNE 20, 2001

                                     [LOGO]

                          INTERTAPE POLYMER GROUP INC.

               110E Montee de Liesse - St. Laurent, Quebec H4T 1N4


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of Shareholders of INTERTAPE POLYMER GROUP INC. (the "Corporation") will be held at Loews Hotel Vogue, 1425 de la Montagne, Montreal, Quebec, on June 20, 2001, at 4:00 o'clock in the afternoon, for the purposes of:

     (1) receiving the consolidated financial statements for the year ended December 31, 2000, together with the auditors' report thereon;

     (2) electing a board of seven (7) directors to serve until the next annual meeting of shareholders;

     (3) appointing auditors and authorizing the directors to fix their remuneration;

     (4) considering and, if deemed advisable, approving, ratifying and confirming amendments to the Corporation's Executive Stock Option Plan; and

     (5) transacting such other business as may properly be brought before the Meeting.

     The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

     Only holders of common shares of the Corporation at the close of business on May 16, 2001 will be entitled to vote at the Meeting.


                                 By Order of the Board of Directors,



                                 /s/ Andrew M. Archibald, C.A.
                                 ------------------------------------
                                 ANDREW M. ARCHIBALD, C.A.
                                 Chief Financial Officer,
                                 Secretary, Treasurer,
                                 Vice President Administration


St. Laurent, Quebec
May 17, 2001

SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR
                    ------------------------------------------
THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE COIRPORATION NOT LESS THAN FORTY-EIGHT (48) HOURS PRIOR TO THE MEETING.

                           MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES
     THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR"), WHICH IS BEING MAILED TO SHAREHOLDERS ON OR ABOUT MAY 17, 2001, IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF INTERTAPE POLYMER GROUP INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD ON JUNE 20, 2001 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS, OR ANY ADJOURNMENT THEREOF. The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation.

     All dollar amounts set forth in this Circular are in Canadian dollars, except as otherwise indicated.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES
     A SHAREHOLDER MAY APPOINT AS PROXYHOLDER A PERSON OTHER THAN THE DIRECTORS OF THE CORPORATION NAMED IN THE ACCOMPANYING FORM OF PROXY TO ATTEND AND VOTE AT THE MEETING IN HIS STEAD, AND MAY DO SO BY INSERTING THE NAME OF SUCH OTHER PERSON, WHO NEED NOT BE A SHAREHOLDERS, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

     In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Corporation's Canadian transfer agent, CIBC Mellon Trust Company, 2001 University Street, 16th Floor, Montreal, Quebec, not less than forty-eight (48) hours prior to the Meeting.

     A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Corporation, 110E Montee de Liesse, St. Laurent, Quebec H4T 1N4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting or an adjournment thereof on the day of the Meeting but prior to the use of the proxy at the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDERS
     THE PERSONS WHOSE NAMES ARE PRINTED ON THE ACCOMPANYING FORM OF PROXY WILL, ON A SHOW OF HANDS OR ANY BALLOT THAT MAY BE CALLED FOR, VOTE OR WITHHOLD FROM VOTING THE SHARE IN RESPECT OF WHICH THEY ARE APPOINTED IN ACCORDANCE WITH THE DIRECTION OF THE SHAREHOLDER APPOINTING THEM. IF NO CHOICE IS SPECIFIED BY THE SHAREHOLDER, THE SHARES WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTORS SET FORTH IN THIS CIRCULAR UNDER THE HEADING "ELECTION OF DIRECTORS," FOR THE APPOINTMENT OF THE AUDITORS SET FORTH TIN THIS CIRCULAR UNDER THE HEADING "APPOINTMENT AND REMUNERATION OF AUDITORS" AND IN FAVOUR OF THE RESOLUTION APPROVING, RATIFYING AND CONFIRMING THE AMENDMENTS TO THE CORPORATION'S EXECUTIVE STOCK OPTION PLAN DESCRIBED IN THIS CIRCULAR UNDER THE HEADING "AMENDMENTS TO THE EXECUTIVE STOCK OPTION PLAN."

     THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING AND TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. AS AT THE DATE HEREOF, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTERS TO COME BEFORE THE MEETING. IF ANY MATTERS WHICH ARE NOT NOW KNOWN SHOULD PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN THE FORM OF PROXY WILL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGEMENT.

SHAREHOLDER PROPOSALS FOR 2001 ANNUAL MEETING
     Shareholder proposals intended to be presented at the Corporation's 2001 Annual Meeting of Shareholders must be submitted for inclusion in the Corporation's proxy materials prior to May 1, 2002.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     As at May 17, 2001, the Corporation has 28,085,079 common shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such shares is entitled to one vote for each share registered in his name as at the close of business on May 16, 2001, being the date fixed by the Board of Directors of the Corporation for the determination of the registered holders of such shares who are entitled to receive the Notice of Annual and Special Meeting of Shareholders enclosed herewith (the "Record Date"). In the event that such shareholder transfers the ownership of any of his shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he produces properly endorsed share certificates or otherwise establishes proof of his ownership of the shares and demands, not later than ten days before the Meeting, that his name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after the Record Date during usual business hours at the registered office of the Corporation and at the Meeting.

     To the knowledge of the directors and officers of the Corporation, no person beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

ELECTION OF DIRECTORS

     The Articles of the Corporation stipulate that the Board of Directors shall consist of a minimum of one (1) and a maximum of eleven (11) directors. The entire Board of Directors currently consists of five (5) members. The following sets out information regarding each of the seven (7) persons proposed by Management as nominees for election as directors to hold office until the next succeeding annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

                                                                                                       As at May 17, 2001
                                                                                                  Control or Direction of the
                                                                                                  Corporation is Exercised by
                                                                                                         Means of(1)
                                                                                                  ----------------------------
                                                                                                                    Options to
                                                                                                                     Purchase
Name                         Age     Position or Office with Corporation     Director Since        Common Shares      Shares
------------------------------------------------------------------------------------------------------------------------------
Melbourne F. Yull(2)         60      Director, Chairman of                   December 22, 1989(3)      504,395        568,000
                                     the Board and Chief
                                     Executive Officer
Michael L. Richards(2)(4)    62      Director                                December 22, 1989(3)       78,000         18,000
Ben J. Davenport, Jr.(2)     58      Director                                June 8, 1984               18,000         18,000
L. Robbie Shaw(2)(4)         57      Director                                June 8, 1994                4,500         15,500
Gordon R. Cunningham(4)      56      Director                                May 21, 1998                9,500          9,000
Irvine Mermelstein(5)        74      Proposed nominee
                                     for election as director                --(5)                      15,596         13,000
J. Spencer Lanthier          60      Proposed nominee                        --                             --             --
                                     for election as director
                                                                                                       629,991        641,500
                                                                                                     ---------      ---------

[FN]
(1) This information, not being within the knowledge of the Corporation, was furnished by the respective nominees individually.

(2)  Member of the Compensation Committee.

(3)  Director of the predecessor company since 1981.

(4)  Member of the Audit Committee.

(5)  Director from March 14, 1994 to August 2, 2000.

MELBOURNE F. YULL, a resident of Sarasota, Florida was appointed Chairman of the Board and Chief Executive Officer on January 11, 1995 having been the President and a director of the Corporation or a predecessor thereof since 1981.

MICHAEL L. RICHARDS, a resident of Westmount, Quebec, is a senior partner in the law firm Stikeman Elliott, Montreal, Quebec.

BEN J. DAVENPORT, JR., a resident of Chatham, Virginia, is the Chief Executive Officer of Chatham Oil Company, a distributor of oil, gasoline and propane. He also serves as Chairman and Chief Executive Officer of First Piedmont Corporation, a waste hauling business.

L. ROBBIE SHAW, a resident of Halifax, Nova Scotia, is the Vice President of Nova Scotia Community College.

GORDON R. CUNNINGHAM, a resident of Toronto, Ontario, is President of Cumberland Asset Management Corp., a discretionary investment management firm.

IRVINE MERMELSTEIN, a resident of Tucson, Arizona, is and has been the managing partner of Market-Tek, Management Consultants since 1989. Mr. Mermelstein has extensive years of experience in the manufacturing and distribution of packaging products.

J. SPENCER LANTHIER, a resident of Toronto, Ontario currently serves as a member of the Board of Directors of several publicly traded corporations. From 1993 to 1999, Mr. Lanthier held the position of Chairman of the Board and Chief Executive Officer of KPMG Canada and was a member of the KPMG International Executive Committee and Board of Directors.

If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of Management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Board of Directors recommends a vote in favour of each of the nominees.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     In 1995, The Toronto Stock Exchange adopted a requirement that disclosure be made by each listed company of its corporate governance system by making reference to The Toronto Stock Exchange Guidelines for Corporate Governance (the "Guidelines"). Compliance with the Guidelines is not mandatory but each listed company is required to explain where its system of governance differs from the Guidelines.

     1.  MANDATE OF THE BOARD OF DIRECTORS

     The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, including the development of major policy and strategy and the identification of the risks of the Corporation's business and implementation of the appropriate systems to manage these risks. The Board of Directors meets at least quarterly, and more frequently as required to consider particular issues or conduct specific reviews between quarterly meetings whenever appropriate. Governance responsibilities are undertaken by the Board of Directors as a whole, with certain specific responsibilities delegated to the audit and compensation committees as described below. The Board of Directors periodically invites senior operating management to attend meetings of the Board of Directors to report on their business responsibilities.

     2.  COMPOSITION OF THE BOARD OF DIRECTORS

     The Corporation's Board of Directors currently consists of five directors, three of whom are unrelated directors in accordance with the definition of an unrelated director in the Guidelines. The Board of Directors has examined its size and concluded that while five (5) directors was the appropriate number for effective decision-making during the past year, the Corporation would be better served during the next year if the Board of Directors consisted of seven (7) directors, four (4) of whom being unrelated.

     3.  CHAIR OF THE BOARD OF DIRECTORS

     The Board of Directors is chaired by a director who is also the Chief Executive Officer of the Corporation. The Board of Directors is of the view that this does not impair its ability to act independently of management due, inter alia, to the independence of the remaining members of the Board of Directors and the role of the Board of Directors in determining its own policies, procedures and practices, and ensuring that the appropriate information is made available to the Board of Directors.

     4. COMMITTEES

     The Board of Directors has established two committees, the Audit Committee and the Compensation Committee, to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Guidelines recommend that the Audit Committee be made up of outside directors only and that other board committees should be comprised generally of outside directors, a majority of whom should be unrelated directors. The Audit Committee complies with the Guidelines as it is composed of three outside directors. The Compensation Committee, although composed of a majority of outside directors, as at present constituted, does not comply with the Guidelines in as much as it has two related directors and two unrelated directors. The Board of Directors has decided not to modify its composition for the reasons outlined below.

     The following is a description of the Committees of the Board of Directors and their mandate:

     o  AUDIT COMMITTEE

     The mandate of the Committee is to review the annual financial statements of the Corporation and to make recommendations to the Board of Directors in respect thereto. The Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management and, with the auditors and management, the adequacy of the internal accounting control procedures and systems within the Corporation. The Committee also makes recommendations to the Board of Directors regarding the appointment of independent auditors and their remuneration and reviews any proposed change in accounting practices or policies.

     o  COMPENSATION COMMITTEE

     The mandate of the Committee is described below under the heading "Report on Executive Compensation". The Chairman and Chief Executive Officer is a member of this Committee. The Board of Directors considers his participation in the Committee as essential and feels he should continue to serve on the Committee provided the other members are outside directors.

     5.  DECISIONS REQUIRING BOARD OF DIRECTORS' APPROVAL

     All major decisions concerning, among other things, the Corporation's corporate status, capital, debt financing, securities distributions, investments, acquisitions, divestitures and strategic alliances, are subject to approval by the Board of Directors. In particular, capital investments and other outlays of an aggregate monetary amount of one million dollars or more are subject to the prior approval of the Board of Directors.

     6.  DIRECTOR RECRUITMENT AND BOARD OF DIRECTORS' EFFECTIVENESS

     All the directors presently in office and proposed to be re-elected at the next annual meeting of shareholders have served as directors in good standing of the Corporation since 1994, other than Mr. Cunningham who was elected in 1998. Mr. Mermelstein has served as director from March 14, 1994 to August 2, 2000 when he resigned from the Board of Directors in order for the Board of Directors to be in compliance with the requirement of the Canada Business Corporations Act that a majority of the members of the Board of Directors must be resident Canadians. The Board of Directors has not adopted a formal policy for the recruitment of directors.

     Participation of directors is expected at all Board of Directors and Committee meetings to which they are called. Directors are asked to notify the Corporation if they are unable to attend, and attendance at meetings is duly recorded. All the directors have agreed to contribute to the evaluation of their collective as well as their individual performances.

     7.  SHAREHOLDER COMMUNICATION AND FEEDBACK

     The fundamental objective of the Corporation's shareholder communication policy is to ensure open, accessible and timely exchange of information with all shareholders respecting the business, affairs and performance of the Corporation, subject to the requirements of securities legislation in effect and other statutory and contractual obligations limiting the disclosure of such information.

     In order to facilitate the effective and timely dissemination of information to all shareholders, the Corporation releases its disclosed information through news wire services, the general media, telephone conferences with investment analysts and mailings to shareholders.

APPOINTMENT AND REMUNERATION OF AUDITORS

     Raymond Chabot Grant Thornton, Chartered Accountants, who have been the auditors of the Corporation since December 22, 1989 and the auditors of the predecessor company since 1981, will be nominated for appointment as the Corporation's auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by the Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Representatives of Raymond Chabot Grant Thornton will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

EXECUTIVE COMPENSATION

     1.  SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2000, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                           Long-Term
                              ------------------------------------------------------     Compensation
                                                                                             Awards
                                           Annual Compensation                          Securities Under
                                                                         Other Annual     Options/SARs
                                           Salary              Bonus     Compensation       Granted
Name and Principal Position   Year           $                   $          ($)(1)            (#)
---------------------------------------------------------------------------------------------------------
M.F. Yull                     2000    U.S. $ 515,793                0    U.S. $  20,587       350,000
   Chairman of the Board and  1999    Cdn  $ 668,928                0    Cdn  $ 164,727             0
   Chief Executive Officer    1998    Cdn  $ 610,493   Cdn  $ 732,592    Cdn  $  30,431       201,006

H.D. McSween                  2000    U.S. $ 300,544                0    U.S. $  16,991       137,000
   President --               1999    U.S. $ 288,000                0    U.S. $  57,642             0
   Distribution Products      1998    Cdn  $ 289,324   Cdn  $ 289,324    Cdn  $   9,949        43,123

A.M. Archibald                2000    Cdn  $ 354,886                0    Cdn  $  17,000       132,000
   Chief Financial Officer,   1999    Cdn  $ 340,421                0    Cdn  $  74,912             0
   Secretary, Treasurer,      1998    Cdn  $ 236,510   Cdn  $ 236,510    Cdn  $  32,920        25,553
   Vice President --
   Administration

L.W. Jones                    2000    U.S. $ 237,367                0    U.S. $   9,125              0
   Vice President --          1999    U.S. $ 238,695                0    U.S. $  10,328              0
   Procurement                1998    U.S. $ 228,367   U.S. $ 228,367    U.S. $   5,711         75,000

J.B. Carpenter                2000    U.S. $ 221,584                0    U.S. $   9,125         40,000
   President --               1999    U.S. $ 218,841                0    U.S. $   9,257              0
   Woven Products             1998    U.S. $  70,000   U.S. $  28,000    U.S. $       0              0
----------------

[FN]
(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers. The amounts in this column relate to taxable benefits on employee loans and company contribution to the pension plan.


     The aggregate compensation for all executive officers and directors of the Corporation who are not "named executive officers" for the fiscal year ended December 31, 2000 amounts to U.S.$1,110,400.

2.  EXECUTIVE STOCK OPTION PLAN AND STOCK APPRECIATION RIGHTS

     The Corporation has established an ongoing Executive Stock Option Plan which has been amended from time to time since 1996 (the "Plan"). See "Amendments to Executive Stock Option Plan". The Plan is administered by the Board of Directors. The shares offered under the Plan are common shares of the Corporation.

     The Board of Directors designates from time to time from the eligible executives those to whom options are granted and determines the number of shares covered by such options. Generally, participation in the Plan will be limited to persons holding positions that can have a significant impact on the Corporation's long-term results. The number of common shares to which the options relate will be determined by taking into account, inter alia, the market price of the common shares and each optionee's base salary. The exercise price payable for each common share covered by an option will be determined by the Board of Directors but will not be less than the market value of the underlying common shares on the day preceding the grant. The Plan provides that options issued thereunder shall vest 25% per year over four years.

     All named executive officers, except L. W. Jones, have been granted stock options under the Plan during the financial year ended December 31, 2000.
M. F. Yull, H. D. McSween, A. M. Archibald and J. B. Carpenter have been granted respectively 350,000, 137,000, 132,000 and 40,000 stock options. There were no individual grants of SARs under the Plan during the financial year ended December 31, 2000 to the named executive officers.

     In 2000, options to acquire 11,000 common shares were exercised by executives, at exercise prices ranging from U.S. $4.25 to U.S. $16.30. As at December 31, 2000, options to acquire 2,797,036 common shares were outstanding under the Plan.

     The following table sets forth each exercise of options during the financial year ended December 31, 2000 by the named executive officers.

        AGGREGATED OPTION/SAR EXERCISES DURING THE FINANCIAL YEAR ENDED
             DECEMBER 31, 2000 AND FINANCIAL YEAR-END OPTION VALUES

                                                                                                Value of
                                                                 Unexercised                   Unexercised
                         Securities       Aggregate                Options                       Options
                          Acquired          Value                 at FY-End                     at FY-End
                         on Exercise       Realized                  (#)                          (US $)
Name                          (#)            ($)           Exercisable/Unexercisable     Exercisable/Unexercisable
-------------------------------------------------------------------------------------------------------------------
M.F. Yull                    Nil              n/a              218,000/350,000               1,593,580/2,558,500
H.D. McSween                6,000         U.S. $99,000         194,900/177,408               1,424,719/1.296,852
A.M. Archibald               Nil              n/a              190,688/164,000               1,393,929/1,198,840
L.W. Jones                  5,000         U.S. $81,500          25,750/44,500                  188,232/325,295
J.B. Carpenter               Nil              n/a               10,000/50,000                   73,100/365,500

3.  PENSION ARRANGEMENTS

     Effective January 1, 1991, the pension plan for Intertape Polymer Inc. ("IPI"), a Canadian subsidiary of the Corporation, for its salaried employees in Canada, including the named executive officers who are Canadian residents, was changed from a defined benefit plan to a defined contribution plan. Participants in the pension plan were credited with either a lump sum amount in their individual accounts or had an insurance contract purchased to settle their benefit obligations at January 1, 1991.

     The Corporation maintains a savings retirement plan (401[k] Plan) for the benefit of substantially all of its employees in the United States of America who have been employed for at least 90 days. The Corporation may make a discretionary matching contribution determined each year equal to a percentage of contributions made by employees; such contributions are limited to a maximum of 6% of their compensation deposited as elective contributions. A subsidiary of the Corporation also maintains two savings retirement plans (401[k] Plans); contributions to these plans are at the discretion of the Corporation. This subsidiary contributes as well to a multi-employer plan for employees covered by collective bargaining agreements. The Corporation's expense for such savings retirement plans for the year ended December 31, 2000 was $4,506,000 ($4,266,000 in 1999, $2,092,000 in 1998 and $653,000 in 1997).

     4.  EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

     The employment agreement which the Corporation entered into with Melbourne
F. Yull on July 1, 1998 was amended on November 7, 2000 and further amended as of January 28, 2001. Pursuant to the terms of the employment agreement, as amended (the "Agreement"), Mr. Yull agreed to continue to serve as Chairman of the Board and Chief Executive Officer of the Corporation and its subsidiaries at a fixed annual gross salary of U.S.$475,000 for the year 2001 and subsequently at compensation levels to be reviewed annually by the Corporation in accordance with its internal policies. The Agreement provides inter alia for annual bonuses based on budgeted objectives of the Corporation. The Agreement also provides for the payment of 36 months of Mr. Yull's remuneration in the event of termination without cause or resignation within six months of a change of control of the Corporation. Further, it provides for all options for the acquisition of common shares of the Corporation previously granted to Mr. Yull to become immediately vested and exercisable in the event of his termination without cause, or his resignation within six months of a change of control of the Corporation, or his retirement at any time after his 60th birthday or in the event of his death, and that they must be exercised within 36 months following the effective date of such termination, resignation, retirement or death. In addition to his participation in the pension plan for IPI, the Agreement provides for Mr. Yull to receive, upon his ceasing to be an employee for any reason, a defined benefit supplementary pension annually for life equal to 2% of his average annual gross salary for the final 5 years of his employment multiplied by his years of service with IPI. Furthermore, the Agreement provides that if during the term of Mr. Yull's employment a bona fide offer is made to all shareholders of the Corporation which, if accepted, would result in a change of control of the Corporation, then, subject to any applicable law, all of Mr. Yull's options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Corporation, all of Mr. Yull's unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

     The Corporation has entered into, or is in the process of entering into, agreements dated as of January 28, 2001 with each of Messrs. A.M. Archibald, W.A. Barnes, J.D. Bruno, J.B. Carpenter, J.T. Fain, B.H. Hildreth, J.A. Jackson, G.C. Jones, H.D. McSween, S. Nelson, E. Nugent, K.R. Rogers, S. Vitale,
D.R. Yull and G.A. Yull. These agreements provide that if, within a period of six months after a change in control of the Corporation, (a) the executive voluntarily terminates his employment with the Corporation, or (b) the Corporation terminates the executive's employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 to 24 months of such executive's remuneration at the effective date of such resignation or termination, depending on his seniority. In addition, all options for the acquisition of common shares of the Corporation previously granted to such executive under the Plan shall become immediately vested and exercisable and must be exercised within 90 days following the effective date of such resignation or termination. Furthermore, these agreements also provide that if during the term of the executive's employment a bona fide offer is made to all shareholders of the Corporation which, if accepted, would result in a change of control of the Corporation, then, subject to any applicable law, all of the executive's options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Corporation, all of the executive's unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

     5.  COMPOSITION OF COMPENSATION COMMITTEE

     Members of the Compensation Committee of the Corporation are Ben J. Davenport, Jr., Michael L. Richards, L. Robbie Shaw and Melbourne F. Yull. The Committee met twice during the period from January 1, 2000 to December 31, 2000. Mr. Yull is Chairman of the Board and Chief Executive Officer of the Corporation. The members of the Compensation Committee have no interlocking relationship as contemplated in the Ontario Securities Regulations.

     6. REPORT ON EXECUTIVE COMPENSATION

     - COMPENSATION COMMITTEE REPORT

     The Committee is responsible for the determination and administration of the compensation policies and levels for the executive officers of the Corporation and its subsidiaries. The recommendations of the Committee are communicated to the Board of Directors. The compensation of the Chief Executive Officer and the recommendation for the granting of stock options to executive officers are submitted to the Board of Directors for approval. Mr. Yull does not participate in the Committee's or the Board of Directors' deliberations concerning the recommendation on his own compensation.

     In arriving at its compensation decisions, the Committee reviews industry comparisons for similar sized companies and companies in the packaging materials sector. The Committee uses compensation surveys from an independent consultant from time to time to provide data to review and adjust its compensation policies. The compensation philosophy of the Corporation is to be competitive with similar manufacturing companies in order to attract and retain high-quality executives with the expertise and skills required in the business of the Corporation. Three primary components comprise the compensation program: basic salary, annual bonuses based on performance and long-term stock options/SARs.

     Base salaries are established at levels which will enable the Corporation and its subsidiaries to attract, retain and reward executive officers who can effectively contribute to the long-term success and objectives of the Corporation.

     The annual bonus program is formula-based and is measured against pre-determined performance targets. Awards are granted on the basis of divisional profit results, corporate results and individual performance as measured against pre-established objectives.

     The third component is stock options/SARs which are granted periodically at the discretion of the Board of Directors. Options/SARs are granted to provide key employees who have significant responsibility for the management, growth and future success of the Corporation with an opportunity for rewards as a result of stock price increases. To encourage continued service, the options become exercisable over four years in four equal annual installments commencing on the first anniversary of the date of the grant and the SARs only become vested on the third anniversary of the effective date of the grant. They have no value if the stock price does not appreciate. It is felt that this approach closely aligns the interests of the executives and the shareholders.

     Each element of compensation fulfills a different role in the attraction, retention and motivation of qualified officers and employees.

     - CHIEF EXECUTIVE OFFICER COMPENSATION

     The compensation levels for the Chief Executive Officer have been designed to ensure that they are not only competitive with similar size companies and companies in the packaging materials sector, but also incorporate recognition of the Chief Executive Officer's personal contribution and leadership.

     The compensation of the Chief Executive Officer is reviewed each year by the Committee utilizing both financial and non-financial measurements covering performance in the following areas: financial performance, marketing, operations, human resource management, technology and strategic planning. In addition, the Committee considers compensation surveys described above when assessing the Chief Executive Officer's compensation levels.

     Submitted by the Committee:

     Ben J. Davenport, Jr.
     Michael L. Richards
     L. Robbie Shaw
     Melbourne F. Yull

 7.  PERFORMANCE GRAPH
     The first graph compares the yearly change in the cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative total return of the TSE 300.

     The second graph compares the yearly change in the cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative total return of the S&P 500. The cumulative total shareholder return is based on the United States dollar trading values of the common shares of the Corporation on the New York Stock Exchange.


        FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED) (Based on the Corporation's activity on The Toronto Stock Exchange)
                                  (Canadian $)



        [PERFORMANCE CHART FOR FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT]


                              Dec. 29        Dec. 31        Dec. 31        Dec. 31        Dec. 30        Dec. 29
                               1995           1996           1997           1998           1999           2000

Intertape                     $100.00       $146.99        $144.18         $183.47        $192.69        $ 52.71
S&P 500                       $100.00       $127.89        $146.81         $144.27        $189.62        $203.78

                                       10

        FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED)
      (Based on the Corporation's activity on the New York Stock Exchange)*
                                     (US $)



        [PERFORMANCE CHART FOR FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT]


                              Dec. 29        Dec. 31        Dec. 31        Dec. 31        Dec. 30        Dec. 29
                               1995           1996           1997           1998           1999           2000

Intertape                     $100.00       $146.89        $140.18         $163.99        $181.95        $ 47.89
S&P 500                       $100.00       $122.68        $163.29         $209.57        $253.34        $230.46



* Since August 16, 1999, the Corporation has traded on the NYSE. Prior to that date the Corporation traded on the AMEX.

COMPENSATION OF DIRECTORS
     In 2000, directors of the Corporation, who were not officers of the Corporation, received an annual fee of $8,000 for their services as directors and a fee of $1,000 for each board meeting attended ($250 for telephone meetings). Furthermore, a total of 14,000 options to purchase common shares of the Corporation were granted to directors of the Corporation, who were not officers of the Corporation, at an exercise price of $25.46 (U.S.$17.19) per share.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

     Officers of the Corporation are currently indebted to the Corporation in respect of interest-free loans granted for the purpose of purchasing common shares of the Corporation upon the exercise of options. Such loans are repayable not later than September 30, 2001. As at May 17, 2001, the aggregate indebtedness of all officers to the Corporation entered into in connection with the purchase of common shares was $399,531. The following table summarizes the largest amount of the loans outstanding since January 1, 2000, and the amount outstanding on May 17, 2001.

                                Largest Amount                                 Financially
                                 Outstanding                 Amount        Assisted Securities         Common
                                    During                Outstanding       Purchases During          Shares as
                               FY - Ended Dec 31,        as at May 17,        FY - Dec 31,           Security for
Name and Principal Position          2000                    2001              2000 (#)              Indebtedness
---------------------------    ------------------     ------------------   -------------------       ------------

M.F. Yull                           $369,218                $369,218              Nil                      26,000
  Chairman of the Board and
  Chief Executive Officer

H.D. McSween                        $ 30,313                $ 30,313              Nil                         Nil
  President
  Distribution Products


DIRECTORS' AND OFFICERS' INSURANCE

     The Corporation maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of insurance is $25,000,000 and an annual premium of $298,168 was paid by the Corporation in the last completed financial year with respect to the period from December 2000 to December 2001. Claims payable to the Corporation are subject to a retention of up to $250,000 per occurrence.

AMENDMENTS TO EXECUTIVE STOCK OPTION PLAN

     The Corporation established its ongoing Executive Stock Option Plan (the "Plan") in respect of the common shares of the Corporation. The purpose of the Plan is to promote a proprietary interest in the Corporation among its executives, to encourage the executives to further the development of the Corporation and to assist the Corporation in attracting and retaining executives necessary for the Corporation's long term success. The Plan was amended in 1996 to comply with new rules adopted by The Toronto Stock Exchange and to allow the granting of options to existing and future directors of the Corporation who are not part of Management. In 1998, the Plan was again amended to allow the granting, from time to time, on an annual basis, of up to 2,000 options to the directors of the Corporation who are not part of Management and the granting of 5,000 options to any new non-management upon becoming a director. In 2000, the Plan was further amended to increase the number of common shares that may be issued under the Plan from 2,405,242 to 2,829,739 being approximately 10% of the outstanding common shares of the Corporation as of June 20, 2000. The directors of the Corporation have now adopted a further amending resolution effective as of May 14, 2001. The Director's resolution (i) extends the participation in the Plan to the directors of the subsidiaries of the Corporation who are not part of Management and (ii) amends Section 5 of the Plan to increase the number of options that may be granted on an annual basis to the directors of the Corporation and of its subsidiaries who are not part of Management from 2,000 to 5,000.

     The proposed amendments to the Plan are subject to the approval of regulatory authorities having jurisdiction over the Corporation's common shares. The Toronto Stock Exchange's rules further require that the amendments to the Plan by submitted to the shareholders of the Corporation for approval. Consequently, the following resolution will be submitted for approval by a majority of shareholders present or represented by proxy at the Meeting.

IT IS RESOLVED:
     THAT the Executive Stock Option Plan (the "Plan") of the Corporation be amended (i) by replacing wherever it is appropriate in the Plan the expressions "director(s)" or "director of the Company" by the words "director(s) of the Company and of its subsidiaries" (or any expression to that effect) in order to ensure that the participation in the Plan be extended to the directors of the subsidiaries of the Corporation who are not part of Management and (ii) by increasing the number of options issuable on an annual basis under Section 5 of the Plan to the directors of the Corporation and of its subsidiaries who are not part of Management from 2,000 to 5,000.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
     The Management of the Corporation is unaware of any material interest of any director or officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transactions that has materially affected or will materially affect the Corporation or any of its affiliates.

APPROVAL OF DIRECTORS
     The contents and the sending of this Circular have been approved by the directors of the Corporation.

                                             /s/ ANDREW M. ARCHIBALD, C.A.
                                             ------------------------------
                                             Andrew M. Archibald, C.A.
                                             Chief Financial Officer,
                                             Secretary, Treasurer,
                                             Vice President Administration

St. Laurent, Quebec
May 17, 2001

                       [INTERTAPE POLYMER GROUP(TM) LOGO]

                          INTERTAPE POLYMER GROUP INC.
                                     PROXY
             THE MANAGEMENT OF THE CORPORATION SOLICITS THIS PROXY

The undersigned shareholder of INTERTAPE POLYMER GROUP INC. (the "Corporation") hereby appoints Melbourne F. Yull, failing whom, Michael L. Richards, or instead of the foregoing................................................................
 ................................................................................
as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE
CORPORATION TO BE HELD ON JUNE 20, 2001, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder's discretion with respect to amendments or variations to matters referred to in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated below:

(1)  ELECTION OF DIRECTORS

 [ ] FOR all nominees listed below as a group   [ ]  WITHHOLD AUTHORITY to vote
     (except as marked to the contrary below).       for all nominees listed
                                                     below as a group.

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW.)

     Melbourne F. Yull; Michael L. Richards; Ben J. Davenport Jr.; Gordon R. Cunningham; L. Robbie Shaw; Irvine Mermelstein; J. Spencer Lanthier.

(2) VOTE FOR [ ] WITHHOLD FROM VOTING [ ] in respect of the appointment of Raymond Chabot Grant Thornton as auditors of the Corporation and authorizing the directors to fix their remuneration.

(3) VOTE FOR [ ] VOTE AGAINST [ ] the resolution approving, ratifying and confirming the amendments to the Corporation's Executive Stock Option Plan.

                                   Date:.......................................

                                   Signature...................................

Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2) A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3) The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted "FOR" the itemized matters.

                                     PROXY
              PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED.

           CERTIFIED EXTRACT OF RESOLUTIONS OF THE BOARD OF DIRECTORS

                                       OF

                          INTERTAPE POLYMER GROUP INC.

                            ADOPTED ON MAY 14TH, 2001

"APPROVAL OF ANNUAL INFORMATION FORM

WHEREAS the Chairman presented to the meeting a draft of an annual information form of the Corporation to be dated May 18, 2001.

WHEREAS the Chairman informed the meeting that the Corporation proposes to file the annual information form with the securities commissions and other appropriate regulatory authorities in each of the provinces and territories of Canada in order to permit the Corporation to be able to qualify its securities for distribution through the use of a short form prospectus under National Instrument 44-101 --Short Form Prospectus Distributions.

BE IT RESOLVED THAT:

     1. the annual information form ("AIF") of the Corporation to be dated May 18, 2001, substantially in the form of the document presented to this meeting, be and the same is hereby approved, subject to such additions, deletions and changes therein as may be consented to by any one director or officer of the Corporation;

     2. the Corporation be and it is hereby authorised to file the English and French (when and if available) language versions of the AIF, as the same may be amended from time to time, with the securities commissions and appropriate regulatory authorities in each of the provinces and territories of Canada in order to qualify the Corporation as an eligible issuer under National Instrument 44-101 -- Short Form Prospectus Distributions;

     3. any one director or officer of the Corporation be, and he is, hereby authorized and directed, for and on behalf of the Corporation, to file or cause to be filed the English and French (when and if available) language versions of the AIF under the securities legislation of any of the provinces and territories of Canada and to file such other documents and to do such other things as he may, in his sole discretion, consider necessary, appropriate or useful in connection with, or to carry out the provisions of this resolution;

     4. the Corporation file with the United States Securities and Exchange Commission an Annual Report on Form 40-F (the "FORM 40-F") covering the Corporation's fiscal year ended December 31, 2000, such Form 40-F to be substantially in the form of the draft presented to the Board of Directors, together with such changes or modifications as may be deemed necessary or appropriate by any director or officer of the Corporation with and upon the advice of counsel, and any director or officer of the Corporation be, and he is, hereby authorized, empowered and directed to execute in the name and on behalf of the Corporation, to procure all other necessary signatures to, and to file with the United States Securities and Exchange Commission, the Form 40-F and any all amendments or supplements thereto;

     5. any director or officer of the Corporation be, and he is, hereby authorized and directed for and on behalf of the Corporation, to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such certificates, undertakings and other documents and to do all such other acts and things as he may, in his sole discretion, consider necessary or advisable in connection with or to carry out the provisions of this resolution."

                    I, the undersigned, Andrew M. Archibald, C.A., Chief Financial Officer, Secretary, Treasurer, Vice President Administration of INTERTAPE POLYMER GROUP INC. hereby certify that the foregoing resolutions were duly adopted by the Board of Directors of INTERTAPE POLYMER GROUP INC. on May 14, 2001 and that the said resolutions are, as of the date hereof, in full force and effect and have not been amended.

                    IN WITNESS WHEREOF, I HAVE SIGNED in Montreal, Quebec, this 18th day of May, 2001.


                    /s/ Andrew M. Archibald, C.A.
                    ------------------------------------------------------------
                    Andrew M. Archibald, C.A.
                    Chief Financial Officer, Secretary,
                    Treasurer, Vice President Administration